Exhibit 2.1

ARRANGEMENT AGREEMENT

BETWEEN

GENIUS BRANDS INTERNATIONAL, INC.

- AND -

1326919 B.C. LTD.

- AND -

WOW UNLIMITED MEDIA INC.

October 26, 2021

i

Article V COVENANTS OF COMPANY, THE PARENT AND THE PURCHASER		23

5.1	Covenants of the Company Regarding the Conduct of Business	23
5.2	Covenants of the Parent Regarding the Conduct of Business	27
5.3	Pre-Acquisition Reorganization	28
5.4	Covenants of the Company Regarding the Performance of Obligations	29
5.5	Mutual Covenants	30
5.6	Access to Information; Confidentiality	32
5.7	Public Communications	32
5.8	Board of Directors	33
5.9	Exchangeable Shares	33

The Parent shall and, where appropriate, shall cause each of its subsidiaries to:		33

5.10	Insurance and Indemnification	33
5.11	Delisting	34

Article VI CONDITIONS		34

6.1	Mutual Conditions Precedent	34
6.2	Additional Conditions Precedent to the Obligations of the Parent and the Purchaser	35
6.3	Additional Conditions Precedent to the Obligations of the Company	36
6.4	Frustration of Conditions	36
6.5	Satisfaction of Conditions	37

Article VII ADDITIONAL AGREEMENTS		37

7.1	Notice and Cure Provisions	37
7.2	Non-Solicitation	37
7.3	Termination Fee	40

Article VIII TERMINATION, AMENDMENT AND WAIVER		41

8.1	Termination	41
8.2	Effect of Termination	43
8.3	Amendments	43
8.4	Waiver	43

ii

Article IX GENERAL PROVISIONS		43

9.1	Notices	43
9.2	Governing Law; Jurisdiction; Service of Process	44
9.3	Injunctive Relief and Specific Performance	45
9.4	Privacy Matters	45
9.5	Expenses	46
9.6	Time of Essence	46
9.7	Entire Agreement, Binding Effect and Assignment	46
9.8	Severability	46
9.9	No Third Party Beneficiaries	47
9.1	Rules of Construction	47
9.11	No Liability	47
9.12	Counterparts, Execution	47

Schedule A – Arrangement Resolution

Schedule B – Plan of Arrangement

Schedule C – Representations and Warranties of the Company

Schedule D – Representations and Warranties of the Parent and the Purchaser

Schedule E – Support and Voting Agreement

SCHEDULE F – TERM SHEET FOR EXCHANGEABLE SHARES

iii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) dated as of October 26, 2021,

BETWEEN:

genius brands international, inc., a corporation existing under the laws of the State of Nevada (the “Parent”)

- and -

1326919 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia (the “Purchaser”)

- and -

WOW UNLIMITED MEDIA INC., a corporation existing under the laws of the Province of British Columbia (the “Company”)

WHEREAS the Parent desires to acquire all of the Shares (as hereinafter defined) not already owned by it through its wholly-owned subsidiary, the Purchaser;

AND WHEREAS the Parent, the Purchaser and the Company propose to effect the transaction contemplated hereby by way of a plan of arrangement of Company under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia);

AND WHEREAS the board of directors of the Company (the “Board of Directors”) has determined that the consideration to be received by the Securityholders (as hereinafter defined) pursuant to the Arrangement (as hereinafter defined) is fair and that the Arrangement is in the best interests of the Company and has resolved to support the Arrangement and to recommend that the Securityholders vote in favour of the Arrangement, all subject to the terms and the conditions contained herein;

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties (as hereinafter defined) hereto covenant and agree as follows:

Article I
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal or inquiry from any person or group of persons (other than the Parent or the Purchaser or any of their respective affiliates) relating to: (a) any direct or indirect acquisition, purchase, sale, disposition or joint venture in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries or 20% or more of the voting or equity securities of the Company or any of its subsidiaries (or rights or interests therein or thereto) whose assets or revenues individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries; (b) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or, consolidated revenue, as applicable, of the Company and its subsidiaries or any other similar transaction or series of transactions;

1

“affiliate” has the meaning ascribed thereto in National Instrument 45-106;

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

”Arrangement Issued Securities” means all securities to be issued pursuant to the Arrangement, including the Parent Shares or Exchangeable Shares issued as part of the Consideration and the Replacement Options;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, to be substantially in the form and content of Schedule A hereto;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Board of Directors” has the meaning ascribed thereto in the recitals;

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(3);

“Business Contact Data” means any information that is used for the purpose of communicating or facilitating communication with an individual in relation to their employment, business or profession such as the individual’s name, position name or title, work address, work telephone number, work fax number or work electronic address as defined under applicable Privacy Laws;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario, Vancouver, British Columbia, or Los Angeles, California;

“Callco” means 1329258 B.C. Ltd., a corporation incorporated under the laws of British Columbia;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.1(1)(c)(i);

“Common Shares” means the common voting shares in the capital of the Company;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

"Company Data Room" means the material contained in the virtual data room of the Company established by the Company as at 10:00 a.m. on October 25, 2021, the index of documents of which is appended to the Company Disclosure Letter;

“Company Disclosure Letter” means the disclosure letter dated as of the date hereof regarding this Agreement that has been provided by the Company to the Parent and the Purchaser;

2

“Company Employees” means employees of the Company and its subsidiaries;

“Company Intellectual Property” has the meaning ascribed thereto in paragraph (x)(i) of Schedule C;

“Company IP Agreements” has the meaning ascribed thereto in paragraph (x)(i) of Schedule C;

“Company Locked-up Noteholders” means each of those persons set out in Section 1.1 of the Company Disclosure Letter under the heading “Company Locked-up Noteholders”;

“Company Locked-up Shareholders” means each of those persons set out in Section 1.1 of the Company Disclosure Letter under the heading “Company Locked-up Shareholders”;

“Company Meeting” means collectively, the special meeting of the Shareholders and the Noteholders (with each of the Shareholders and Noteholders voting separately), including, in each case, any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Plans” has the meaning ascribed thereto in paragraph (q)(i) of Schedule C;

“Company’s Current Public Disclosure Record” means (a) the audited consolidated financial statements of the Company as at and for the year ended December 31, 2020, including the notes thereto and management’s discussion and analysis thereof; (b) the interim consolidated financial statements of the Company as at and for the period ended June 30, 2021, including the notes thereto, and management’s discussion and analysis thereof; and (d) the management information circular of the Company dated May 12, 2021;

“Company’s Public Disclosure Record” means all documents filed under the profile of the Company on the System for Electronic Document Analysis and Retrieval (SEDAR) since January 1, 2021;

“Company Registered Intellectual Property” has the meaning ascribed thereto in paragraph (x)(i) of Schedule C;

“Computer Systems” has the meaning ascribed thereto in paragraph (ff)(i) of Schedule C;

“Confidentiality Agreement” means the mutual non-disclosure agreement dated April 25, 2021 between the Parent and the Company;

“Consideration” means the consideration that a Shareholder is entitled to receive for each Share transferred or exchanged pursuant to the Plan of Arrangement, being $1.169, and (x) in the case of an Eligible Holder who validly makes the Exchangeable Share Election, 0.271 of an Exchangeable Share, and (y) for all other Shareholders, 0.271 of a Parent Share, all on the basis and subject to the terms and conditions set out in the Plan of Arrangement;

“Continuing Optionholder” means a holder of Options who, immediately following the Effective Time, has not ceased to be a director, officer, employee or consultant of the Company or its subsidiaries for any reason other than death;

“Court” means the Supreme Court of British Columbia;

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks;

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, return to work, employment, human resources, customer/vendor engagement, real property and leased real property management, or any other law, order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”);

3

“Data Security Incident” means any confirmed (i) loss, theft or damage of, or (ii) other unauthorized or unlawful access to, or use, disclosure or other processing of, Personal Data;

“Data Security Requirements” means all of the following, to the extent relating to privacy or data security and as applicable to the Company or its subsidiaries: (i) all applicable Privacy Laws, including those relating to the collection, use, processing, storage, disclosure, transfer, sharing, sale, retention, disposal, privacy and security of Personal Data; (ii) all applicable Laws governing spam, commercial electronic communications, telephone and other telecommunications, direct marketing, text messages, robocalls, or telemarketing, payment card industry data security standards, biometrics, internet of things, or similar subject matter, as applicable; and (iii) each written external or written formal internal privacy policy of the Company or its subsidiaries, including any written policy, relating to the collection, use, processing, storage, disclosure or transfer, haring, sale, retention, disposal, privacy and security of any Personal Data; and (iv) contractual obligations with respect to privacy or data security binding on the Company or its subsidiaries;

“Debenture Indenture” means the convertible debenture indenture made as of November 17, 2020 between the Company and Computershare Trust Company of Canada, as trustee;

“Departing Optionholder” means a holder of Options who is not a Continuing Optionholder;

“Depositary” means Computershare Investor Services Inc., as depositary, or any other bank, trust company or financial institution, as may be agreed to in writing by the Company and the Purchaser;

“Disabling Code” has the meaning ascribed thereto in paragraph (ff)(i) of Schedule C;

“Disclosed Personal Information” has the meaning ascribed thereto in Section 9.4(a);

“Dissent Rights” means the rights of Securityholders to dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system or such successor system so designated by the SEC;

“Effective Date” means the third business day following the date upon which all of the conditions to the completion of the Arrangement set forth in Article VI (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date) have been satisfied or waived (subject to applicable Laws) or such other date as the Parties may agree;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Election Deadline” has the meaning ascribed thereto in Section 2.13(a);

“Eligible Holder” means a beneficial holder of Shares (including (i) an Eligible Noteholder who becomes a Shareholder pursuant to the Plan of Arrangement and (ii) a Departing Optionholder who becomes a Shareholder in accordance with the terms of the Plan of Arrangement) that is: (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a partnership, each member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

4

“Eligible Noteholder” means a beneficial holder of one or more Notes that is: (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a partnership, each member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

“Environmental Approvals” means all permits, certificates, licences, consents, orders, grants, instructions, registrations, directions, approvals or other authorizations issued or required by any Governmental Entity pursuant to any Environmental Law;

“Environmental Laws” means any applicable Law relating to pollution or protection of human health (including worker health and safety) or the environment, or governing the handling, use, re-use, generation, treatment, storage, transportation, disposal, recycling, manufacture, distribution, formulation, packaging, labelling, Release or threatened Release of or exposure to Hazardous Materials;

“Exchange” means the TSX Venture Exchange;

“Exchange Act” means the Securities Exchange Act of 1934;

“Exchangeable Share Election” means the right of an Eligible Holder to elect, prior to the Election Deadline, to receive the Exchangeable Shares as part of the Consideration;

“Exchangeable Shares” means the exchangeable shares in the capital of Purchaser;

“Fairness Opinion” has the meaning ascribed thereto in paragraph (z)(i) of Schedule C;

“Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Fundamental Representations and Warranties” means: (i) with respect to the Company, those representations and warranties set out in paragraphs (a), (b), (c), and (e) of Schedule C; and (ii) with respect to the Parent and the Purchaser, those representations and warranties set out in paragraphs (a), (b), (c) and (e) of Schedule D;

“Governmental Entity” means any (a) supranational, multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; or (c) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the Exchange), regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and “Governmental Entities” means more than one Governmental Entity;

“Hazardous Material” means petroleum, petroleum hydrocarbons, petroleum products or petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, and polychlorinated biphenyls, and any other chemical, material, substance or waste in any amount or concentration (a) that is now or hereafter becomes defined as or included in the definition of “hazardous substances”, “hazardous materials”, “hazardous wastes”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “pollutants”, “deleterious substances”, “dangerous goods”, “corrosive substances”, “regulated substances”, “solid wastes” or “contaminants” or words of similar import under any Environmental Law; or (b) that is otherwise regulated under or for which liability can be imposed under Environmental Law;

5

“IFRS” means International Financial Reporting Standards;

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), R.S.C. 1985, c.28 (1st Supp.);

“Investment Canada Act Approval” means that the Parent or the Purchaser shall have either received a notice from the responsible Minister under the Investment Canada Act that such Minister is satisfied that the transactions contemplated hereby are likely to be of net benefit to Canada or the Minister shall be deemed to be satisfied that the transactions contemplated hereby are likely to be of net benefit to Canada;

“IP Rights” means (a) all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof, (b) all trade-marks, service marks, trade dress, trade names, logos, domain names and corporate names, whether registered or existing at common law, social media accounts (including the rights to the content therein) and social media handles, and the goodwill associated with any of the foregoing, (c) all original works of authorship, documentation, literary works, artistic works, graphical works, software in source code and object code form, which are fixed in any medium of expression, whether or not registered or the subject of an application for registration, or capable of being registered for copyright protection and industrial designs, (d) all registrations, applications and renewals for any of the foregoing, (e) all trade secrets, confidential information, ideas, formulae, compositions, know-how, improvements, innovations, discoveries, designs, manufacturing and production processes and techniques, (f) Software and (g) all other intellectual property rights owned, licensed, controlled or used by a person, in any and all relevant jurisdictions in the world;

"Key Consents" means the consents set out in Section 1.1 of the Company Disclosure Letter under the heading “Key Consents”;

"Key Regulatory Approvals" means (i) the approval of the Exchange, (ii) the Investment Canada Act Approval, and (iii) the other Regulatory Approvals listed in Section 1.1 of the Company Disclosure Letter under the heading “Key Regulatory Approvals” in connection with the consummation of the Arrangement;

“Law” or “Laws” means all federal, national, multinational, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, ordinances, rules, regulations, principles of law and equity, orders, rulings, certificates, judgments, injunctions, determinations, awards, decrees, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any judicial, arbitral, administrative, ministerial, departmental, regulatory judgments, orders, decisions, rulings, decrees, awards, policies, guidelines, protocols or grants of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, granted or applied by any Governmental Entity or self-regulatory authority (including the Exchange or the Toronto Stock Exchange), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Leased Personal Property” has the meaning ascribed thereto in paragraph (u) of Schedule C;

“Leased Real Property” has the meaning ascribed thereto in paragraph (t)(ii) of Schedule C;

“Letter of Transmittal and Election Form” means the letter of transmittal and notice of election to be delivered by the Company to registered Shareholders and Noteholders in connection with the Arrangement pursuant to which, among other things, such Shareholders or Noteholders may make, to the extent applicable to any such Shareholder or Noteholder, the Exchangeable Share Election;

6

“Liens” means any hypothecs, mortgages, liens, charges, security interests, prior claims, pledges, encroachments, options, rights of first refusal or first offer, occupancy rights, covenants, restrictions, encumbrances of any kind and adverse claims;

“Matching Period” has the meaning ascribed thereto in Section 7.2(5);

“Material Adverse Effect” means, with respect to any Party a fact or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate, is or could reasonably be expected to be material and adverse to the current or future financial condition, business, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), condition (financial or otherwise) operations or affairs of such Party and its subsidiaries, taken as a whole, except for any such fact, state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (a) any change in IFRS, U.S. GAAP, or changes in regulatory accounting requirements applicable to the content media industry; (b) any adoption, proposal, implementation or change in applicable Law or interpretations thereof by any Governmental Entity; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (d) any change generally affecting the content media industry in which such Party operates; (e) the execution, announcement or performance of this Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of such Party, or any of its subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, distributors, partners or suppliers arising as a direct consequence of same; (f) any natural disaster; (g) any change in the market price or trading volume of the securities of such Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); (h) the failure of such Party in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (i) any actions taken (or omitted to be taken) at the written request or with the written consent of the other Parties to this Agreement; or (j) any action taken by such Party or any of its subsidiaries which is required pursuant to this Agreement (including, but not limited to any steps taken pursuant to Section 5.5 to obtain the Regulatory Approvals); provided, however, that with respect to clauses (a), (b), (c), (d) and (f), such matter does not have a materially disproportionate effect on the such Party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the content media industry in which the Parties to this Agreement operate. References in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means any contract, agreement, licence, franchise, lease, arrangement or commitment to which the Company or any of its subsidiaries is a party or otherwise bound that: (a) if terminated would reasonably be expected to have a Material Adverse Effect; (b) provides for obligations or annual entitlements of the Company and/or its subsidiaries exceeding $200,000 and excluding, for these purposes, any subcontracts underlying production contracts; (c) contains any right of first refusal or first offer or similar right that could be exercised as a result of the consummation of the Arrangement or that limits in any material respect the ability of the Company or its subsidiaries to own, operate, sell, pledge or otherwise dispose of material assets or the business of the Company and its subsidiaries, taken as a whole; (d) relates to indebtedness for borrowed money in excess of $150,000 or relates to the direct or indirect guarantee or assumption by the Company or its subsidiaries (contingent or otherwise) of any payment or performance obligations of any other person other than the Company or its subsidiaries, excluding any production related indebtedness; (e) is a financial risk management contract, such as currency, commodity or interest related hedge contracts with an aggregate value in excess of $100,000; (f) relates to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of an amount of assets in excess of $3 million; (g) relates to the acquisition or sale by the Company of any operating business or the capital stock or other ownership interest of any other person in excess of $200,000 and under which the Company has any material continuing liability or obligation; (h) that is material to the Company and its subsidiaries, taken as a whole, and provides for the termination, acceleration of payment or other special rights upon the occurrence of a change in control of the Company; (i) which restricts in any material way the business or activities of the Company or its subsidiaries, taken as a whole; (j) is a shareholders, joint venture, alliance or partnership agreement relating to a block with a value of at least $250,000; or (k) is with an affiliate of the Company or any other person with whom the Company does not deal at arm’s length within the meaning of the Tax Act, other than a contract between the Company and a wholly-owned subsidiary of the Company or between two or more wholly-owned subsidiaries of the Company;

7

“Material Customer” has the meaning ascribed thereto in paragraph (h)(h) of Schedule C;

“material fact” has the meaning ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the securities regulatory authorities of Ontario, Québec and other Provinces;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NASDAQ” means NASDAQ Stock Market LLC;

“Non-Voting Shares” means the common non-voting shares in the capital of the Company;

“Note Conversion” means the conversion of the principal amount of the Notes into Common Shares as part of the Arrangement;

“Noteholder” means the registered or beneficial holders of the Notes, as the context requires;

“Noteholder Section 85 Election” has the meaning ascribed thereto in Section 2.14(a);

“Notes” means the aggregate $4,700,000 convertible debenture notes of the Company issued pursuant to the Debenture Indenture, with each Note having a face value of $1,000;

“Open Source License” means any “free software” license, “software libre” license, “public” license, or open-source software license, including any license that meets the “Open Source Definition” promulgated by the Open Source Initiative;

“Open Source Software” shall mean any Software code that is subject to the terms and conditions of an Open Source License;

“Option” means an option to purchase Shares granted by the Company under the Stock Option Plan or otherwise, as listed in Section 1.1. of the Company Disclosure Letter under the heading “Options”;

“Option Election Deadline” means 5:00 p.m. (Toronto time) on the date is that two (2) Business Days prior to the date of the Company Meeting;

“Option Election Form” has the meaning ascribed thereto in Section 2.7(2);

“Outside Date” means March 15, 2022, or such later date as the Purchaser and the Company may agree in writing, subject to the right of any Party to extend the Outside Date for up to an additional 60 days if the condition in Section 6.1(b) has not been satisfied; provided that, notwithstanding the foregoing, no Party shall be permitted to extend the Outside Date if the failure to satisfy the condition in Section 6.1(b) is primarily the result of such Party's failure to comply with its covenants;

“Owned Personal Property” has the meaning ascribed thereto in paragraph (u) of Schedule C;

“Pandemic-Relief Debt” means any liability incurred in connection with any Law or program involving any Governmental Entity providing or expanding any loan, guaranty, investment, participation, grant, program or other assistance in response to or to provide relief for COVID-19, including, without limitation, any loan incurred under 15 U.S.C. 636(a)(36) as added to the Small Business Act by the CARES Act, any U.S. Small Business Administration Economic Injury Disaster Loan, any loan under the Main Street Lending Program, or any other similar state or local Governmental Entity program;

8

“Parent SEC Documents” has the meaning ascribed thereto in paragraph (f)(i) of Schedule D;

“Parent Share” means a common share in the capital of the Parent;

“Parties” means collectively, the Company, the Parent and the Purchaser, and “Party” means any of them;

“Permit” means any licence, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Permitted Liens” means: (a) the reservations, limitations, provisos and conditions expressed in any original grant from the Crown and any statutory exceptions to title; (b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others arising in the ordinary course of business consistent with past practice in respect of the construction, maintenance, repair, or operation or storage of real or immovable, or personal or movable property; (c) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real or immovable property (including easements, servitudes, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that in each case do not materially impact the use of such property as it is being used at the date hereof; (d) Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due and delinquent or that are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with IFRS in the consolidated balance sheet of the Company included in the Company’s Current Public Disclosure Record; (e) zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real or immovable property that in each case do not materially impact the use of such property as it is being used at the date hereof; (f) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements that in each case do not materially impact the use of such property as it is being used at the date hereof; (g) Liens against furniture, leasehold improvements and equipment securing indebtedness to finance the acquisition of such furniture, leasehold improvements and equipment; and (h) such other imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;

“person” includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, venture capital fund, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Personal Data” means any information about an identifiable natural person that, alone or together with other available information, identifies or allows the identification of a natural person, as defined under applicable Privacy Law, including, but not limited to, a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, social security number, any government-issued identification number, customer or account number, financial account number, credit card number, or any other piece of information. For the avoidance of doubt, Personal Data includes information about any employee of the Company or its subsidiaries, but does not include Business Contact Data;

9

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule B hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the written consent of the Company and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” means:

(a)	the pre-acquisition reorganization of the Company and involving Wow Canada to be completed substantially in conformity with the reorganization plan described in Section 1.1 to the Company Disclosure Letter, with such changes, deletions or additions as may be requested by the Company or the Parent, each acting reasonably, or as may be reasonably required by any applicable Governmental Entity to ensure that the closing condition in Section 6.2(h) is satisfied, in all cases with a view of maximizing, to the extent reasonably practicable, the various tax credits that the Company and its subsidiaries are currently entitled to; and

(b)	any other reorganization the Parent may reasonably request;

“Privacy Laws” means all applicable Laws regarding the collection, use, storage, processing or disclosure of Personal Data, and all applicable privacy and data protection Laws applicable to the Company;

“Proceeding” means any claim, action, suit, proceeding, arbitration, mediation or investigation, assessment or reassessment, whether civil, criminal, administrative or investigative;

“Reference Date” has the meaning ascribed thereto in paragraph (h) of Schedule C;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), waivers, early terminations, authorizations, clearances, or written confirmations of no intention to initiate legal proceedings from Governmental Entities, in each case required or desirable to consummate the transactions contemplated by this Agreement;

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, depositing, spraying, burying, abandoning, seeping, dumping or disposing of a Hazardous Material;

“Replacement Option” means an option or right to purchase Parent Shares granted by the Purchaser in replacement of Options pursuant to the Arrangement;

“Representatives” has the meaning ascribed thereto in Section 7.2(1);

“Rule 144” means Rule 144, as amended, promulgated under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Section 85 Election” has the meaning ascribed thereto in Section 2.13(d);

“Securities Act” means the Securities Act (British Columbia), as amended;

“Securities Authorities” means the British Columbia Securities Commission, and any other applicable securities commissions or other securities regulatory authorities in each of Alberta, Ontario and Québec;

10

“Securities Laws” means the Securities Act and all other applicable provincial securities laws, rules and regulations and published policies thereunder, in the Provinces of Alberta, Ontario and Québec, and the rules of the Exchange applicable to companies listed thereon;

“Securityholder” means a holder of one or more Shares or Notes, as the case may be;

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires;

“Shares” means the Common Shares, Variable Shares and Non-Voting Shares;

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs;

“Stock Option Plan” means the stock option plan of the Company approved on June 17, 2021, as amended, restated and/or supplemented from time to time;

“Subject Securities” has the meaning ascribed thereto in Section 2.2(2);

“subsidiary” has the meaning ascribed thereto in National Instrument 45-106;

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal from a party or parties arm’s length to the Company and its Representatives not obtained in breach of Section 7.2 to acquire not less than 100% of the outstanding Shares (or all or substantially all of the assets of the Company on a consolidated basis): (a) that the Board of Directors determines in good faith, after consultation with its financial and outside legal advisors, is a transaction (not assuming away any risk of non-completion) reasonably capable of being completed in accordance with its terms without significant additional delay, taking into account all financial, legal, regulatory (including the Key Regulatory Approvals) and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; (b) that the Board of Directors determines in good faith, after receiving financial and legal advice, would be consummated in accordance with its terms (but not assuming away any risk of non-completion) on terms and conditions more favourable, from a financial point of view, to the holders of Shares than the terms and conditions of the transaction contemplated by this Agreement (after giving effect to any changes to the terms of this Agreement proposed by the Purchaser in response to such Acquisition Proposal pursuant to Section 7.2), taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; (c) that is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of the Shares or assets, as the case may be; (d) that is not subject to any due diligence or access condition; and (e) in the event that the Company does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable;

“Support and Voting Agreements” means, collectively, the support and voting agreements to be entered into between the Purchaser and each of the proposed Company Locked-up Shareholders and the Company Locked-up Noteholders who execute such support and voting agreements in accordance with Section 5.4(e), substantially in the form of Schedule E;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Returns” means all reports, forms, elections, declarations, designations, schedules, agreements, statements, estimates, declarations of estimated tax, information statements, returns and all other similar documents required by Law to be filed with or provided to a Governmental Entity with respect to Taxes or Tax information reporting, and whether in tangible or electronic form, including any claims for refunds of Taxes, and any amendments or supplements of the foregoing;

11

“Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments, reassessments and other governmental charges, duties, impositions and liabilities of any kind imposed by any Governmental Entity, including tax instalment payments, unemployment insurance contributions and employment insurance contributions, Canada Pension Plan and provincial pension contributions (and similar foreign plans), worker’s compensation and deductions at source, and including taxes based on or measured by gross receipts, income, profits, sales, capital, use and occupation, and including goods and services, value added, ad valorem, sales, use, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

“Termination Fee” has the meaning ascribed thereto in Section 7.3(1);

“Termination Fee Event” has the meaning ascribed thereto in Section 7.3(1);

“Term Sheet” has the meaning ascribed thereto in in paragraph (p)(ii) of Schedule C;

“Transaction Expense” means an aggregate amount equal to those expenses set out in Section 1.1 of the Company Disclosure Letter, to the extent that such costs cannot be satisfied at Closing by the Company from its available cash on hand;

“U.S. GAAP” means U.S. generally accepted accounting principles;

“U.S. Securities Act” means the Securities Act of 1933;

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. securities laws, rules, regulations and published policies thereunder;

“Variable Shares” means the variable voting shares in the capital of the Company; and

“Wow Canada” has the meaning ascribed thereto in Section 1.1 of the Company Disclosure Letter.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

12

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian currency and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

1.7	Knowledge

In this Agreement, unless otherwise stated, references to “the knowledge of the Company” means the knowledge that any of Michael Hirsh, Neil Chakravarti and John Vandervelde would have after due and diligent inquiry. In this Agreement, unless otherwise stated, references to “the knowledge of the Parent” means the knowledge that any of Bob Denton, Andy Heyward and Mike Jaffa would have after due and diligent inquiry.

1.8	Schedules

The Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form an integral part hereof.

1.9	Time References.

References to time herein or in the Letter of Transmittal and Election Form contemplated herein are to local time, Toronto, Ontario.

1.10	Subsidiaries.

To the extent any covenants or agreements relate, directly or indirectly, to a subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

1.11	Other Definitional and Interpretive Provisions

(a)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)	Any capitalized terms used in the Company Disclosure Letter, any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)	References to any agreement, contract or plan are to that agreement, contract or plan as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to any person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.

13

(e)	References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

Article II
THE ARRANGEMENT

2.1	Arrangement

The Company, the Parent and the Purchaser agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

(1)           The Company agrees that as soon as reasonably practicable after the date hereof, and in any event at such time so as to permit the Company Meeting to be held on or before the date specified in Section 2.3(1), the Company shall apply, in a manner reasonably acceptable to the Purchaser pursuant to Section 291 of the BCBCA and, in co-operation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, the terms of which are reasonably acceptable to the Parent and the Purchaser that shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be (A) two-thirds of the votes cast on the Arrangement Resolution by each of: (i) the Shareholders voting as a single class, and (ii) the Noteholders, in each case present in person or represented by proxy at the Company Meeting (with each Shareholder being entitled to one vote for each Share and each Noteholder being entitled to one vote in respect of each $1,000 principal amount of Notes of which such person is a holder, as the case may be); and (B) if required by MI 61-101, a simple majority of the votes cast on the Arrangement Resolution by each of: (i) the Shareholders, voting as a single class, and (ii) the Noteholders, in each case excluding any Shares or Notes, as applicable, held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, if any;

(c)	the terms, restrictions and conditions of the Company’s articles and notice of articles, including quorum requirements and all other matters, shall apply in respect of the Company Meeting unless varied by the Interim Order;

(d)	for the grant of the Dissent Rights to the Shareholders and Noteholders who are registered holders of the Shares or Notes on the record date, as the case may be;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company without the need for additional approval of the Court;

(g)	that the record date for Securityholders entitled to vote at the Company Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by applicable Law; and

(h)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

14

(2)           In seeking the Interim Order, the Company shall advise the Court that it is the Purchaser's intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Arrangement Issued Securities to be issued pursuant to the Arrangement, based and conditioned on the Court's approval of the Arrangement and its determination that the Arrangement is fair and reasonable to Securityholders whose rights are affected by the Arrangement (collectively, the “Subject Securities”) to whom will be issued Arrangement Issued Securities pursuant to the Arrangement, following a hearing and after considering of the substantive and procedural terms and conditions thereof.

2.3	The Company Meeting

(1)           Subject to the terms of this Agreement and the Interim Order and provided that this Agreement has not been terminated in accordance with its terms, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s articles and notice of articles and applicable Laws on or before January 15, 2021 and not to propose to adjourn or postpone the Company Meeting without the prior written consent of the Purchaser:

(a)	except as required for quorum purposes or by applicable Law or by a Governmental Entity;

(b)	except as required under Section 7.1(3) or Section 7.2(9) of this Agreement or as otherwise permitted under this Agreement; or

(c)	except for an adjournment for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(2)           Subject to the terms of this Agreement and compliance by the Company’s directors and officers with their fiduciary duties, the Company shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution or matter that is inconsistent with the Arrangement Resolution or the transaction contemplated hereby, including, if so requested by the Purchaser, at the Purchaser’s cost, acting reasonably, using dealer and proxy solicitation services and co-operating with any persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution.

(3)           The Company shall give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting.

(4)           The Company shall advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last five business days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.

(5)           The Company shall provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested in writing from time to time by the Purchaser.

(6)           The Company shall permit the Purchaser to, on behalf of the management of the Company, directly or through a soliciting dealer approved in writing by the Company, actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations.

(7)           The Company shall consult with the Purchaser in fixing the record date for the Company Meeting and the date of the Company Meeting and not change such dates without the written consent of the Purchaser.

(8)           The Company shall at the reasonable written request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of: (i) the registered Securityholders, together with their addresses and respective holdings of securities in the Company; (ii) the names, addresses and holdings of all persons having rights issued by the Company to acquire Shares (including holders of Options and Notes); and (iii) participants and bookbased nominee registrants such as CDS & Co., CEDE & Co. and DTC, and nonobjecting beneficial owners of securities in the Company, together with their addresses and respective holdings of securities in the Company.

15

(9)           The Company shall promptly advise the Purchaser of any written opposition to the Arrangement or notice of dissent or purported exercise by any Securityholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Securityholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not make any payment or settlement offer, or agree to any such settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless the Purchaser shall have given its prior written consent to such payment, settlement offer or settlement as applicable.

2.4	The Company Circular

(1)           Subject to compliance by the Purchaser and/or the Parent with this Section 2.4, promptly after the execution of this Agreement, the Company shall prepare and complete the Company Circular together with any other documents required by the BCBCA, Securities Laws and other applicable Laws in connection with the Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Securityholder and other persons as required by the Interim Order and applicable Laws, in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1).

(2)           The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular shall not contain any misrepresentation (other than with respect to any written information furnished by the Parent, the Purchaser or their affiliates, the accuracy of which shall be the sole responsibility of Parent and Purchaser) and shall provide the Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting.

(3)           The Company shall include in the Company Circular: (i) a copy of the Fairness Opinion; (ii) a statement that the Board of Directors has received the Fairness Opinion, and has unanimously determined (with directors abstaining or recusing themselves as required by Law or the Company’s constating documents), after receiving legal and financial advice: (A) that the Arrangement is fair to the Securityholders; (B) that the Arrangement and the entering into of this Agreement is in the best interests of the Company; and (C) that the Board of Directors (with directors abstaining or recusing themselves as required by Law or the Company's constating documents) recommends that the Securityholders entitled to vote thereon vote in favour of the Arrangement Resolution (collectively, the “Board Recommendation”), and (iii) a statement that each of the Company Locked-up Shareholders and the Company Locked-up Noteholders have entered into Support and Voting Agreements pursuant to which they intend to vote all of their Shares in favour of the Arrangement Resolution and against any resolution submitted by any Securityholder that is inconsistent therewith.

(4)           The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating solely to the Purchaser, the Parent or their affiliates or relating to the Arrangement included in the Company Circular shall be in form and content reasonably satisfactory to the Purchaser. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its mailing to the Securityholders.

16

(5)           The Purchaser and the Parent shall furnish to the Company all such written information concerning the Purchaser, the Parent and their respective affiliates, as applicable, as may be reasonably required by the Company in the preparation of the Company Circular and other documents related thereto, and the Purchaser and the Parent shall ensure that no such information to the extent included in the Company Circular shall contain any misrepresentation.

(6)           The Purchaser and the Parent shall jointly and severally indemnify and save harmless the Company, its subsidiaries and their Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any subsidiary or any of their respective Representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any misrepresentation or alleged misrepresentation in any information included in the Company Circular that is provided by the Purchaser, the Parent or their affiliates in writing for the purpose of inclusion in the Company Circular; and

(b)	any order made, or any inquiry, investigation or Proceeding by any Securities Authority or other Governmental Entity, to the extent based on any misrepresentation or any alleged misrepresentation in any information related solely to the Purchaser, the Parent or their affiliates and provided by the Purchaser, the Parent or their affiliates in writing for the purpose of inclusion in the Company Circular.

(7)           The Company, the Purchaser and the Parent shall promptly notify each other if at any time before the Effective Date any of them respectively becomes aware that the Company Circular contains any misrepresentation, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and the Company shall, subject to compliance by the Purchaser and/or the Parent with this Section 2.4, and, if required by the Court or applicable Laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Securityholders and file the same with the Securities Authorities and as otherwise required.

2.5	Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, and subject to the terms of this Agreement, the Company shall as soon as reasonably practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA such that the Final Order is obtained on the day following the Company Meeting.

2.6	Court Proceedings

Subject to the terms and conditions of this Agreement, the Purchaser and the Parent shall reasonably co-operate with and assist the Company seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information required to be supplied by the Purchaser and the Parent concerning the Purchaser and the Parent or their respective affiliates in connection therewith. The Company shall provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and reasonable consideration shall be given to any comments made by the Purchaser and its legal counsel. The Company shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions to the extent reasonably practicable not less than two (2) business days prior to the hearing, the Parent has given reasonable consideration to any comments from the Company and its legal counsel with respect thereto, and such submissions are consistent with this Agreement and the Plan of Arrangement.

17

2.7	Options and Notes

(1)           The Parties acknowledge and agree that all Options that are not exercised, whether conditionally or otherwise, prior to the Effective Time and all Notes shall be treated in accordance with the provisions of the Plan of Arrangement, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(2)           The Parties acknowledge and agree that, notwithstanding the terms of the Stock Option Plan, the Board of Directors has passed a resolution to permit, and the Plan of Arrangement will provide, that each Departing Optionholder may duly deliver an irrevocable written notice (the “Option Election Form”) to the Company not later than the Option Election Deadline (i) electing to exercise on a “cashless basis” any Options (whether vested or unvested) held by such Departing Optionholder in accordance with the Plan of Arrangement and (ii) pursuant to which such Departing Optionholder may make, to the extent applicable to any such Departing Optionholder, the Exchangeable Share Election, to acquire that number of Common Shares for each Option held by such Departing Optionholder that is subject to an Option Election Form resulting from the following formula (a – b) / a (rounded down to the nearest whole number), where:

a = the deemed value of the Consideration per Share; and

b = the exercise price of such Option

(3)           Any Options that are held by a Continuing Optionholder, and any Options that are held by a Departing Optionholder but are not subject of a duly delivered Option Election Form in accordance with Section 2.7(2) shall be exchanged for Replacement Options in accordance with the terms of the Plan of Arrangement.

(4)           Notwithstanding the terms of any Option that is exchanged for Replacement Options in accordance with Section 2.7(3), the Plan of Arrangement will provide that each Replacement Option issued in exchange therefor shall, without modification to Section 10 of the Stock Option Plan, have a term to expiry equal to the greater of: (i) the term to expiry of the Option on the date hereof; or (ii) three years from the Effective Date.

(5)           The Parties acknowledge and agree that the Company will file, and the Purchaser will cause the Company to file, after the Effective Date and in a timely fashion, an election under subsection 110(1.1) of the Tax Act, in prescribed form, that neither the Company nor a person not dealing at arm’s length with the Company will deduct in computing its income for a taxation year any amount in respect of the exercise of any Options in accordance with Section 2.7(2) and the Plan of Arrangement.

2.8	Performance of the Purchaser

The Parent guarantees, covenants and agrees to be jointly and severally liable with the Purchaser for, the due and punctual performance of each and every obligation, covenant and agreement of the Purchaser arising under this Agreement and the Arrangement. The Parent shall cause the Purchaser to comply in all material respects with all of the Purchaser’s obligations under or relating to the Arrangement and the transactions contemplated by this Agreement.

2.9	Effective Date

From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the BCBCA. The closing of the transactions contemplated hereby shall take place by way of electronic exchange at the Toronto offices of Norton Rose Fulbright Canada LLP or at such other location as may be agreed upon by the Parties. The Company shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser, provided that no such amendment is inconsistent with this Agreement, the Interim Order or the Final Order, is prejudicial to the Company or the Securityholders or would reasonably be expected to delay, impair or impede the Arrangement.

18

2.10	Payment of Consideration and Other Amounts

(1)           The Purchaser shall on or prior to the Effective Time provide or cause to be provided to the Depositary sufficient cash, Parent Shares and Exchangeable Shares (or deliver a duly signed treasury direction to issue such shares) in escrow to pay the aggregate Consideration to be paid to Shareholders pursuant to the Arrangement. For greater certainty, the Purchaser shall not be required pursuant to this Section 2.10 to provide or deposit in escrow with the Depositary prior to the Effective Date any cash, Parent Shares and Exchangeable Shares as Consideration for the Shares or the Notes held by Securityholders exercising Dissent Rights and who have not withdrawn their notice of objection.

(2)           At Closing, the Purchaser or, at the Purchaser’s option, the Parent shall advance to the Company an amount equal to the amount of Transaction Expenses, which amount shall be paid to the Company (or as the Company otherwise directs).

2.11	Tax Withholdings and Other Source Deductions

(1)           Each of the Company, Parent, Purchaser and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person pursuant to this Agreement and under the Plan of Arrangement such amounts as are required to be deducted or withheld with respect to such payment under the Tax Act or any provision of any other applicable Law. To the extent that amounts are so withheld or deducted and remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.

(2)           Each of the Purchaser, the Parent, the Company and the Depositary shall be permitted to sell or otherwise dispose of, on behalf of a Securityholder, such portion of the consideration deliverable under the Arrangement to such Securityholder as is necessary to provide sufficient funds to enable the Purchaser, the Company or the Depositary to deduct, withhold or remit any amount for the purposes of Section 2.11(1) and such party shall notify the applicable Securityholder of the details of such disposition, including the gross and net proceeds and any adjustments thereto, and remit any unapplied balance of the net proceeds of such sale to the Securityholder.

2.12	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Arrangement Issued Securities will be issued by the Parent or Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Parent’s and Purchaser's compliance with other United States securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	pursuant to Section 2.2(2), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Arrangement Issued Securities pursuant to the Arrangement, based on the Court's approval of the Arrangement;

(b)	prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Company Circular together with any other documents required by Law in connection with the Company Meeting;

19

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the holders of Subject Securities to whom will be issued Arrangement Issued Securities pursuant to the Arrangement;

(d)	the Company will ensure that each Securityholder and any other person entitled to receive Parent Shares pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	all persons entitled to receive Parent Shares will be entitled to attend and appear at the hearing of the Court to give approval to the Arrangement, and there shall be no improper impediments to the appearances of such persons;

(f)	all persons entitled to receive Arrangement Issued Securities pursuant to the Arrangement will be advised that Arrangement Issued Securities issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption provided by Section 3(a)(10) of the U.S Securities Act, and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time, become affiliates (as defined by Rule 144 of the U.S. Securities Act) of the Purchaser);

(g)	the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court and that it and its terms are fair and reasonable to all persons entitled to receive Arrangement Issued Securities pursuant to the Arrangement;

(h)	the Interim Order approving the Company Meeting will specify that each person entitled to Consideration pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(i)	holders of Options entitled to receive Replacement Options pursuant to the Arrangement will be advised that the Replacement Options issued pursuant to the Arrangement (and underlying Parent Shares) have not been registered under the U.S. Securities Act and will be issued and exchanged by the Purchaser in reliance on the exemption provided under Section 3(a)(10) under the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Options; therefore, the Parent Shares issuable upon exercise of the Replacement Options cannot be issued in the U.S. or to a person in the U.S. in reliance on the exemption under Section 3(a)(10) thereof and the Replacement Options may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws;

(j)	each holder of Subject Securities will be advised that with respect to Arrangement Issued Securities issued to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, affiliates (as defined by Rule 144 of the U.S. Securities Act) of the Purchaser, such securities will be subject to restrictions on resale under U.S. Securities Laws, including Rule 144 under the U.S. Securities Act; the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(k)	the Company shall request that the Final Order shall include a statement to substantially the following effect:

20

"This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the U.S. Securities Act, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.".

2.13	Election Mechanics

(a)	In order to make the Exchangeable Share Election, Letters of Transmittal and Election Forms must be received by the Company or its agent on or before 5:00 p.m. (Toronto time) on the date which is two business days prior to the date of the Company Meeting (the “Election Deadline”), unless otherwise agreed in writing by the Purchaser and the Company. The Company shall provide notice of the Election Deadline to Shareholders by means of the Company Circular.

(b)	Any Shareholder who does not submit to the Company or its agent a duly completed Letter of Transmittal and Election Form on or prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 2.13 or as set out in the Letter of Transmittal and Election Form, shall be deemed to have not made an Exchangeable Share election and shall receive in exchange for their Shares, in accordance with the Plan of Arrangement, upon the deposit of their Letter of Transmittal, their pro rata entitlement to the Consideration in the form of cash and Parent Shares;

(c)	Any Letter of Transmittal and Election Form, once deposited with the Company or its agent, shall be irrevocable and may not be withdrawn by a Shareholder;

(d)	An Eligible Holder whose Shares are exchanged for the Consideration that includes Exchangeable Shares pursuant to this Arrangement shall be eligible to make a joint income tax election with the Purchaser, pursuant to subsection 85(1) (or, in the case of a partnership, subsection 85(2)) of the Tax Act (and any corresponding provision of provincial income tax law) (a “Section 85 Election”) with respect to the disposition of such Eligible Holder’s Shares by providing the necessary information in accordance with the procedures set out in the tax instruction letter (if requested by the Eligible Holder), on or before 120 days after the Effective Date.

(e)	The Purchaser shall, within 60 days of receipt thereof, sign and return validly completed election forms which are in compliance with the provisions of the Tax Act (and applicable provincial tax law) and the procedures in the tax instruction letter and which are received within 120 days of the Effective Date to the relevant Eligible Holders for filing with the Canada Revenue Agency or applicable provincial tax authority. Other than the foregoing obligation, neither the Purchaser, the Parent nor any successor corporation shall be responsible for the proper completion of any election form, nor for any Taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return an election form received by it more than 120 days following the Effective Date, but will have no obligation to do so; and

(f)	Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, the Purchaser will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with the Purchaser in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes (subject to the applicable provisions of the Tax Act and applicable provincial tax law) in respect of the sale of the Eligible Holder’s Shares to the Purchaser.

21

2.14	Eligible Noteholder Election

(a)	An Eligible Noteholder whose Notes are exchanged for Shares pursuant to the Arrangement shall be eligible to make a joint income tax election with the Company (or its successor), pursuant to subsection 85(1) (or, in the case of a partnership, subsection 85(2)) of the Tax Act (and any corresponding provision of provincial income tax law) (a “Noteholder Section 85 Election”) with respect to the disposition of such Eligible Holder’s Notes by providing the necessary information in accordance with the procedures set out in the tax instruction letter (if requested by the Eligible Noteholder), on or before 120 days after the Effective Date.

(b)	The Company (or its successor) shall, within 60 days of receipt thereof, sign and return validly completed election forms which are in compliance with the provisions of the Tax Act (and applicable provincial tax law) and the procedures in the tax instruction letter and which are received within 120 days of the Effective Date to the relevant Eligible Noteholders for filing with the Canada Revenue Agency or applicable provincial tax authority. Other than the foregoing obligation, neither the Company, the Purchaser, the Parent nor any successor corporation shall be responsible for the proper completion of any election form, nor for any Taxes, interest or penalties resulting from the failure of an Eligible Noteholder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return an election form received by it more than 120 days following the Effective Date, but will have no obligation to do so; and

(c)	Upon receipt of a Letter of Transmittal in which an Eligible Noteholder has indicated that such holder wishes to receive a tax instruction letter, the Purchaser will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Noteholder Section 85 Election with the Company in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes (subject to the applicable provisions of the Tax Act and applicable provincial tax law) in respect of the disposition of the Eligible Noteholder’s Notes to the Company.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties of the Company

(1)           Except as disclosed in the correspondingly numbered paragraph of the Company Disclosure Letter, the Company hereby represents and warrants to and in favour of the Parent and the Purchaser as set forth in Schedule C and acknowledges that the Parent and the Purchaser are relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)           Except for the representations and warranties set forth in Schedule C, including the related disclosures in the Company Disclosure Letter, neither the Company nor any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, including any representation as to the accuracy or completeness of any information regarding the Company furnished or made available to the Parent, the Purchaser, or any officer, director, employee, representative (including any financial or other advisor) or agent of either the Parent, the Purchaser or any of their subsidiaries (including any information, documents or material made available in any information memoranda, management presentation or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Company, or any representation or warranty arising in Law.

22

3.2	Survival of Representations and Warranties of the Company

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE PARENT
AND THE PURCHASER

4.1	Representations and Warranties of the Parent and the Purchaser

(1)           Each of the Parent and the Purchaser hereby jointly and severally represents and warrants to and in favour of the Company, as set forth in Schedule D and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)           Except for the representations and warranties set forth in Schedule D, none of the Parent, the Purchaser nor any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of either the Parent or the Purchaser, including any representation as to the accuracy or completeness of any information regarding either the Parent or the Purchaser furnished or made available to the Company or its Representatives (including any information, documents or material made available in any management presentation or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of either the Parent or the Purchaser, or any representation or warranty arising in Law.

4.2	Survival of Representations and Warranties of the Parent and the Purchaser

The representations and warranties of the Parent and the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

Article V
COVENANTS OF COMPANY, THE PARENT AND THE PURCHASER

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (a) as set out in Schedule 5.1 of the Company Disclosure Letter; (b) as required by this Agreement (including, for greater certainty, Section 5.3); (c) as required by applicable Law or by a Governmental Entity; or (d) with the prior written consent of the Purchaser such consent not to be unreasonably withheld in the case of Section 5.1(a), (f) to (t) and (v) to (x), conditioned or delayed, the Company shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and shall use its commercially reasonable efforts to maintain its business organization, operations and goodwill and assets (which, for greater certainty, shall be in good working condition except for normal wear and tear) to keep available the services of its employees and to maintain satisfactory relationships with others having business relationships with the Company, to comply in all material respects with the terms of all Material Contracts and with applicable Laws and not make any material change in its business, assets, liabilities, operations, capital or affairs. Without limiting the generality of the foregoing, during such above-mentioned time period and subject to such above-mentioned exceptions, the Company shall not, nor shall it permit any of its subsidiaries to directly or indirectly:

(a)	amend its articles, notice of articles or by-laws or similar constating documents;

23

(b)	split, combine or reclassify any shares of the Company, or declare, set aside or pay any dividends or make any other distributions payable in cash, securities, property or otherwise, other than dividends or distributions from a subsidiary of the Company to the Company or to a wholly-owned subsidiary of the Company;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries, except for the acquisition of shares of capital stock of any wholly-owned subsidiary of the Company by the Company or by any other wholly-owned subsidiary of the Company;

(d)	issue, deliver or sell, pledge, lease, dispose of, or grant any Lien with respect to, or authorize the issuance, delivery, sale, pledge, lease, disposition, or grant of any Lien with respect to, any shares of capital stock, or any options, warrants, derivative securities or similar rights exercisable or exchangeable for or convertible into such capital stock of the Company or any of its subsidiaries other than: (i) the issuance of Shares on the exercise of Options outstanding on the date hereof under the Stock Option Plan; and (ii) the issuance of any shares of capital stock of any wholly-owned subsidiary of the Company to the Company or any other wholly-owned subsidiary of the Company;

(e)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or winding up of the Company or any of its subsidiaries or reorganize, amalgamate or merge the Company or any of its subsidiaries with any other person;

(f)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $150,000 and subject to a maximum of $500,000 in the aggregate for all such transactions, other than in the ordinary course of business consistent with past practice;

(g)	amend, vary or grant any waiver (including the acceleration of vesting) under the Stock Option Plan, the Debenture Indenture or any Option or Note;

(h)	sell, lease or otherwise transfer, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses, having a cost or providing proceeds, as applicable, on a per transaction or series of related transactions basis, in excess of $150,000 and subject to a maximum of $500,000 in the aggregate for all such transactions, other than, for greater certainty, (i) the sale, lease or other use or transfer of inventories in the ordinary course of business consistent with past practice; or (ii) in respect of obsolete, damaged or destroyed assets;

(i)	make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, in an amount on a per transaction or series of related transactions basis in excess of $50,000 individually and $150,000 in the aggregate, to or in any person, other than the Company or any wholly-owned subsidiary of the Company;

(j)	prepay any long-term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $100,000 individually and $250,000 in the aggregate, other than (i) indebtedness for borrowed money owing by one wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company or of the Company to a wholly-owned subsidiary of the Company; (ii) in connection with the refinancing of indebtedness for borrowed money outstanding on the date hereof; or (iii) in respect of trade payables, which trade payables in no event will exceed $100,000 individually or $250,000 in the aggregate;

24

(k)	fail to pay all accounts payable, and collect all accounts receivable in the ordinary course of business consistent with past practice;

(l)	engage in any transaction with any related parties, other than transactions with subsidiaries and under employment agreements in the ordinary course of business consistent with past practice;

(m)	other than in the ordinary course of business, grant, modify sell, lease, license, sublicense, covenant not to assert, abandon, allow to lapse, assign, transfer, or otherwise dispose of or terminate any IP Rights or enter into any agreement relating to IP Rights or do or omit to do anything to jeopardize the validity or enforceability of such IP Rights, including: (i) the non-payment of any application, search, maintenance or other official fees; or (ii) disclosing any trade secrets to any other person (except pursuant to sufficiently protective non-disclosure agreements);

(n)	except as may be required by applicable Law or the terms of any existing Company Plan or any existing agreement in writing as of the date hereof: (i) increase any severance, change of control, bonus or termination pay to (or amend any existing arrangement with) any Company Employee or any director or officer of the Company or any of its subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies or employment agreements with any current or former director or officer of the Company or, other than in the ordinary course of business consistent with past practice, any Company Employee (other than a director or officer); (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer of the Company or, other than in the ordinary course of business consistent with past practice, any Company Employee (other than a director or officer); (iv) increase compensation, bonus levels or other benefits payable to any director or officer of the Company or any of its subsidiaries or, other than in the ordinary course of business consistent with past practice, any Company Employee (other than a director or officer); (v) loan or advance money or other property by the Company or its subsidiaries to any of their present or former directors, officers or Company Employees; (vi) establish, adopt, enter into, amend or terminate any Company Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date hereof) or collective bargaining agreement; (vii) grant any equity or equity-based awards; or (viii) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Company Plan;

(o)	make any material change in the Company’s methods of accounting, except as required by IFRS or pursuant to written instructions, comments or orders from any applicable Securities Authority, which instructions, comments, or orders shall have been disclosed to the Parent;

(p)	waive, release, assign, settle or compromise any Proceeding in a manner that could require a payment by, or release another person of an obligation to, the Company or any of its subsidiaries of $100,000 individually, or $250,000 in the aggregate, or that could reasonably be expected to have a Material Adverse Effect or to adversely affect in any material respect the ability of the Company to complete the transactions contemplated by this Agreement;

(q)	(i) fail to duly and timely file, in accordance with applicable Laws, all Tax Returns required to be filed by it on or after the date hereof; (ii) fail to timely withhold, collect, remit and pay all material Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (iii) make or rescind any material election relating to Taxes (except as otherwise contemplated in this Agreement); (iv) make a request for a tax ruling or enter into a closing agreement with any taxing authority; (v) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and (vi) change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income Tax Return for the tax year ending December 31, 2020, except as may be required by applicable Laws;

25

(r)	except as set forth in the Company Disclosure Letter, enter into any contract which would be a Material Contract if in existence on the date hereof (other than the renewal of a contract in existence on the date hereof on terms materially consistent with terms in existence on the date hereof) or terminate, fail to renew, cancel, waive, release, assign, grant or transfer any rights of material value or amend, modify or change in any material respect any existing Material Contract;

(s)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute Proceedings for the suspension, revocation or limitation of rights under, any authorizations or permits, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(t)	enter into or agree to the terms of any joint venture, strategic alliance, partnership, or similar agreement, arrangement or relationship, other than those currently in place as of the date hereof;

(u)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(v)	make an application to terminate, allow to expire or lapse any of its Permits;

(w)	amend, modify or terminate in any material respect any material insurance policy of the Company and its subsidiaries, taken as a whole, in effect on the date of this Agreement, except for scheduled renewals of any insurance policy of the Company or any subsidiary in effect on the date hereof in the ordinary course of business consistent with past practice;

(x)	except as disclosed in the Company’s budget as disclosed to the Purchaser prior to the date hereof, make or commit to make capital expenditures in excess of $150,000 in the aggregate;

(y)	knowingly take any action or enter into any transaction, other than a transaction contemplated by this Agreement (including, for greater certainty, the Pre-Acquisition Reorganization) or a transaction undertaken in the ordinary course of business consistent with past practice, that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to the Purchaser and its successors and assigns in respect of the non-depreciable capital properties owned by the Company and its subsidiaries as of the date of this Agreement or acquired by such entities subsequent to the date of this Agreement in accordance with the terms of this Agreement, without first consulting with the Parent and the Company will use its commercially reasonable efforts to address the reasonable concerns of the Parent in regards to such provisions prior to taking or allowing a subsidiary to take such action or transaction;

26

(z)	take any action or fail to take any action that prevents, or materially delays, impedes or interferes with, or that would reasonably be expected to prevent or materially delay, impede or interfere with, the ability of the Parties to consummate the transactions contemplated by this Agreement or the Arrangement;

(aa)	enter into any transaction or perform any act that would render, or would reasonably be expected to render any representations and warranties made by the Company set forth in this Agreement untrue or inaccurate in any material respect; or

(bb)	announce an intention, agree, resolve or commit to do any of the foregoing.

5.2	Covenants of the Parent Regarding the Conduct of Business

The Parent covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (a) as required by this Agreement; (b) as required by applicable Law or by a Governmental Entity; or (c) with the prior written consent of the Company acting reasonably, the Parent shall, and shall cause each of its subsidiaries to conduct its business in the ordinary course of business consistent with past practice (provided that Parent shall be permitted to undertake such transaction as the board of directors of the Parent determines is in the best interests of the Parent to the extent such transactions are not prohibited under clauses (a) – (k) below), use commercially reasonable efforts to maintain and preserve, in all material respects, its and its subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other persons with which the Parent or any of its subsidiaries has material business relations, and, shall not, directly or indirectly:

(a)	split, combine, reclassify or amend the terms of the Purchaser or Parent Shares;

(b)	amend its articles of amalgamation, by-laws or other constating documents in any manner that would have a material and adverse impact on the value of the Purchaser Shares or Parent Shares;

(c)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Parent Shares in excess of $1,000,000 in the aggregate;

(d)	issue, deliver or sell, pledge, lease, dispose of, or grant any Lien with respect to, or authorize the issuance, delivery, sale, pledge, lease, disposition, or grant of any Lien with respect to, any shares of capital stock, or any options, warrants, derivative securities or similar rights exercisable or exchangeable for or convertible into such capital stock of the Parent or any of its subsidiaries, if such issuance, sale, or other action would result upon the occurrence of such event in dilution of greater than 20% of the Parent Shares;

(e)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or winding up of the Parent or any of its subsidiaries or reorganize, amalgamate or merge the Parent or any of its subsidiaries with any other person other than any immaterial dissolution, merger, consolidation, reorganization or winding up, reorganization, amalgamation or merger of any Parent subsidiaries;

(f)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $75,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(g)	make any material change in the Parent’s methods of accounting, except as required by U.S. GAAP or pursuant to written instructions, comments or orders from any applicable Securities Authority, which instructions, comments, or orders shall have been disclosed to the Company;

27

(h)	amend, modify, terminate or waive any right under any contract material to the Parent or its subsidiaries, taken as a whole, except where the same would not have a Material Adverse Effect on the business of the Parent;

(i)	amend, modify or terminate in any material respect any director and officer insurance policy of the Parent and its subsidiaries, taken as a whole, in effect on the date of this Agreement, except for scheduled renewals of any director and officer insurance policy of the Parent or any subsidiary in effect on the date hereof in the ordinary course of business consistent with past practice or amendments, modifications or terminations that are more favorable in the aggregate to the insured under such policies;

(j)	take any action or fail to take any action that prevents, or materially delays, impedes or interferes with, or that would reasonably be expected to prevent or materially delay, impede or interfere with, the ability of the Parties to consummate the transactions contemplated by this Agreement or the Arrangement;

(k)	enter into any transaction or perform any act that would render, or would reasonably be expected to render any representations and warranties made by the Parent set forth in this Agreement untrue or inaccurate in any material respect; or

(l)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

5.3	Pre-Acquisition Reorganization

The Company shall and shall cause its subsidiaries to complete the Pre-Acquisition Reorganization, and to co-operate with the Parent in connection therewith; provided that the Pre-Acquisition Reorganization:

(a)	can be unwound in the event the Arrangement is not consummated without materially adversely affecting the Company and its subsidiaries (taken as a whole) or the Shareholders;

(b)	shall not be prejudicial to the Company, any subsidiary of the Company or the Shareholders in any material respect;

(c)	does not unreasonably interfere in the ongoing operations of the Company or any of the subsidiaries of the Company;

(d)	does not reduce, or impact the form of, the Consideration to be received by the Shareholders pursuant to the Arrangement;

(e)	does not result in Taxes being imposed on, or other adverse Tax consequences to, the Shareholders generally that are greater than the Taxes imposed on or other consequences to the Shareholders in connection with the completion of the Arrangement in the absence of the Pre-Acquisition Reorganization;

(f)	does not materially impair the ability of the Company to consummate, and will not materially delay the consummation of the Arrangement; and

(g)	does not result in (i) any material breach by the Company of any existing contract or commitment of the Company; or (ii) a breach of any Law.

28

The Parent and the Company shall work co-operatively and use commercially reasonable efforts to: (i) prepare prior to the Effective Date all documentation necessary and do all such other acts and things as necessary to give effect to such Pre-Acquisition Reorganization; (ii) ensure that the Pre-Acquisition Reorganization is completed in a manner that will ensure that the closing condition in Section 6.2(h) is satisfied, including, without limitation, by incorporating such changes as may be reasonably required by any applicable Governmental Entity to satisfy such condition; and (iii) maximize, to the extent reasonably practicable, the various tax credits which the Company and its subsidiaries are currently entitled to. The Parent and the Purchaser agree to waive any breach of a representation, warranty or covenant by the Company where such breach is a result of an action taken by the Company or its subsidiary in good faith pursuant to this Section 5.3.

5.4	Covenants of the Company Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by the Company or any of its subsidiaries under this Agreement, and co-operate with the Parent and the Purchaser in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its subsidiaries to:

(a)	use commercially reasonable efforts to obtain the requisite approvals of the Securityholders to the Arrangement Resolution including submitting the Arrangement Resolution for approval by the requisite Securityholders at the Company Meeting in accordance with Section 2.3(1), except to the extent that the Board of Directors has effected a Change in Recommendation to the Securityholders in accordance with the terms of this Agreement;

(b)	use commercially reasonable efforts to assist in effecting the resignations of the Company directors, as requested by the Purchaser, and cause them to be replaced upon completion of the Arrangement as of the Effective Date by persons nominated by the Purchaser;

(c)	as soon as practicable following the execution of this Agreement, use commercially reasonable efforts to obtain all third person and other consents, waivers, Permits, exemptions, orders, approvals, agreements, opinions, amendments and modifications to the Material Contracts that are necessary to permit the consummation of the transactions contemplated by this Agreement or required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case on terms satisfactory to the Purchaser, acting reasonably and without paying or providing a commitment to pay any consideration in respect thereof without the prior written consent of the Purchaser;

(d)	use commercially reasonable efforts to defend and upon request of the Purchaser take all commercially reasonable steps to resolve, in consultation with the Purchaser, all lawsuits or other legal, regulatory or other Proceedings or disputes relating to this Agreement or the Arrangement, including any Proceedings or disputes with respect to any dissident Shareholder or proxy solicitation matters to which it or its subsidiaries is a party or by which it or they are affected, and will consult with and permit the Purchaser to participate in any discussions with and in formulating strategies for responding to any dissident Shareholders provided that the Company shall not enter into any settlement of any such matters without the Purchaser’s prior written consent; and

(e)	use commercially reasonable efforts to obtain executed Support and Voting Agreements from each of the proposed Company Locked-up Shareholders and Company Locked-up Noteholders that have not tabled a Support and Voting Agreement on or before the date hereof not later than 14 days following the date of this Agreement.

29

5.5	Mutual Covenants

(1)           Subject to the terms and conditions of this Agreement, each of the Parent, the Purchaser and the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Arrangement and the transactions contemplated by this Agreement as soon as practicable, including:

(a)	filing an application for review under the Investment Canada Act with the Cultural Sector Investment Review Division of the Department of Canadian Heritage (which, for the avoidance of doubt shall be the obligation of Parent and Purchaser, provided that the Company will provide its commercially reasonable efforts to co-operate as necessary to obtain the Investment Canada Act Approval);

(b)	preparing and filing as promptly as practicable and in any event prior to the expiration of any legal deadline all necessary documents, registrations, statements, petitions, filings and applications to obtain any Regulatory Approvals;

(c)	using their commercially reasonable efforts to obtain and maintain all approvals, clearances, consents, registrations, Permits, authorizations and other confirmations required to be obtained from any Governmental Entity that are necessary to permit the consummation of the transactions contemplated by this Agreement, including the Regulatory Approvals;

(d)	using commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby;

(e)	using commercially reasonable efforts to satisfy (or cause the satisfaction) of the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control;

(f)	promptly advising the other Party orally, and if then requested, in writing of: (i) any event, change or development that has or is reasonably expected to have a Material Adverse Effect in respect of such Party or resulted in any material adverse change in any fact set forth in the Company Disclosure Letter; (ii) any notice or other written communication from any person: (a) alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with this Agreement or the Arrangement; or (b) to the effect that such person is terminating or otherwise materially adversely modifying its relationship with such Party or any of its subsidiaries as a result of this Agreement or the Arrangement, and such termination or modification would have a Material Adverse Effect on such Party; and

(g)	carrying out the terms of the Interim Order and Final Order applicable to it and using commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its subsidiaries or affiliates with respect to the transactions contemplated hereby.

(2)           The Parties shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede, delay or impair the completion of the transactions contemplated under this Agreement (including the satisfaction of any condition set forth in Article VI) or any Regulatory Approval except as specifically permitted by this Agreement.

30

(3)           The Parties shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, clearances, consents, rulings, exemptions, no-action letters and approvals reasonably deemed by either the Purchaser or the Company to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under applicable Laws in connection with the Arrangement and this Agreement. In connection with the foregoing, each Party shall furnish, on a timely basis, all information as may be reasonably required by the other Parties or by any Governmental Entity to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing shall contain a misrepresentation.

(4)           The Parties shall consult with, and consider in good faith any suggestions or comments made by, the other Parties with respect to the documentation relating to the Regulatory Approvals process, provided that, to the extent any such document contains any information or disclosure relating to a Party or any affiliate of a Party, such Party shall have approved such information or disclosure prior to the submission or filing of any such document (which approval shall not be unreasonably withheld or delayed).

(5)           Subject to applicable Laws, the Parties shall co-operate with and keep each other fully informed as to the status of and the processes and Proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Parties in advance and, to the extent not precluded by such Governmental Entity, gives the other Parties the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. Notwithstanding the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Parties to address reasonable attorney-client or other privilege or confidentiality concerns, provided that external legal counsel to the Purchaser and the Company shall receive non-redacted versions of drafts or final submissions, filings or other written communications to any Governmental Entity on the basis that the redacted information shall not be shared with their respective clients.

(6)           Each of the Purchaser and the Company shall promptly notify the other if at any time before the Effective Time it becomes aware that:

(a)	any application for a Regulatory Approval or other filing under applicable Laws made in connection with this Agreement, the Arrangement or the transactions contemplated herein contains a misrepresentation; or

(b)	any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained a misrepresentation, such that an amendment or supplement to such application, filing, document or submission or order, clearance, consent, ruling, exemption, no-action letter or approval may be necessary or advisable. In such case, the Parties shall co-operate in the preparation of such amendment or supplement as required.

(7)           Notwithstanding anything in this Agreement to the contrary, if any objections are asserted with respect to the transactions contemplated hereby under any applicable Law, or if any Proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated hereby as violative of or not in compliance with the requirements of any applicable Law, the Parties shall use their commercially reasonable efforts to resolve such Proceeding so as to allow the Effective Time to occur prior to the Outside Date.

(8)           Notwithstanding any provisions herein to the contrary, in no event will the Purchaser or the Parent be required to sell, divest, dispose of or hold separate all or any portion of its subsidiaries, assets, properties or businesses or of the assets, properties or businesses of the Company or its subsidiaries or otherwise be subject to any limits or restrictions contained in any Key Regulatory Approval which the Purchaser or the Parent determine could adversely affect their business; provided, however, that the Parent and the Purchaser shall have the obligation to use commercially reasonable efforts to obtain Investment Canada Act Approval, which commercially reasonable efforts shall include agreeing to such written undertakings to Her Majesty the Queen in Right of Canada that are reasonably required to secure Investment Canada Act Approval; provided further, however, that the Parent and Purchaser shall not have the obligation to agree to any written undertakings to Her Majesty the Queen in Right of Canada that are likely in the aggregate to result in a Material Adverse Effect to the businesses of the Purchaser, the Parent, the Company and their affiliates taken as a whole.

31

5.6	Access to Information; Confidentiality

(1)           Each of the Parent and the Company shall, and shall cause its subsidiaries to give to the other, and their respective representatives: (a) upon reasonable notice, reasonable access during normal business hours to its and its subsidiaries' (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) contracts and lease documents, and (iv) senior personnel, so long as the access does not unduly interfere with the ordinary course conduct of the business of the Parent or the Company, as applicable, and (b) such financial and operating data or other information with respect to the assets or business of the Parent or the Company, as applicable, as the requesting party from time to time reasonably requests. The Company shall continue to afford the Purchaser, the Parent and their respective representatives access to the Company Data Room. Notwithstanding the foregoing, the Parent and the Purchaser shall not be required to provide any access to or information regarding any information concerning the Parent or the Purchaser where, in the reasonable opinion of the Parent’s board of directors, the access to or disclosure of such information would: (i) affect the solicitor-client privilege between the Parent and its counsel in a manner that is adverse to the Parent; (ii) cause the Parent’s board of directors to breach its fiduciary duties; (iii) result in a conflict of interest between the Parent and the Company; or (iv) result in the disclosure of or access to highly sensitive competitive information and the Parent reasonably believes that the protection afforded pursuant to the Confidentiality Agreement would not be sufficient.

(2)           Investigations made by or on behalf of the Parent, Purchaser or the Company, whether under this Section 5.6 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Parent, the Purchaser or the Company in this Agreement.

5.7	Public Communications

The Company and the Purchaser shall agree on the text of joint press releases by which the Company and the Purchaser will announce (i) the execution of this Agreement and (ii) the completion of the Arrangement; provided that any such joint press release shall be made in compliance with applicable Law and any applicable stock exchange requirement (including with respect to Parent, any NASDAQ requirements and with respect to the Company, any Exchange requirements). The Parties shall co-operate in the preparation of presentations, if any, to Securityholders regarding the Arrangement. Neither Party shall make any filing with any Governmental Entity (except as expressly contemplated by this Agreement with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed).

Subject to Section 2.4, none of the Company, the Parent or the Purchaser shall, and each shall cause its respective representatives not to, issue any other press release or otherwise make any disclosure relating to this Agreement or the Arrangement without the consent of the Parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to the Company’s and the Parent’s overriding obligation to make any disclosure or filing required under applicable Laws or, in the case of the Company and the Parent, the rules of any stock exchange upon which its securities are listed or quoted, and in such circumstances the Party obliged to make such disclosure or filing shall, to the extent not prohibited by applicable Law or stock exchange regulation, use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity for the other Parties to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing. Without limiting the generality of the foregoing and, for greater certainty, the Parent and the Purchaser acknowledge and agree that the Company shall file this Agreement, together with a material change report related thereto, under the Company’s profile on SEDAR with such redactions as may be reasonably be requested by the Purchaser, subject to compliance with Securities Laws.

32

5.8	Board of Directors

Contemporaneously with the Effective Time, the board of directors of the Parent shall appoint Michael Hirsh to the board of directors of the Parent, subject to applicable Laws and the constating documents of the Parent.

5.9	Exchangeable Shares

The Parent shall and, where appropriate, shall cause each of its subsidiaries to:

(1)           cause the Purchaser to create the Exchangeable Shares prior to the Effective Time in a manner reasonably acceptable to the Company and as set forth in Schedule F hereto;

(2)           at the Effective Time, execute and deliver such agreements and take such other actions as are necessary to cause the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares to be as set forth in Schedule F hereto;

(3)           apply for and use commercially reasonable efforts to obtain conditional approval of the listing on the NASDAQ by the Effective Time of the Parent Shares issuable pursuant to the Arrangement;

(4)           apply for and use commercially reasonable efforts to obtain conditional approval of the listing on the NASDAQ of the Parent Shares issuable pursuant to the exchange of the Exchangeable Shares; and

(5)           not take any action which would reasonably be expected to prevent the exchange of Shares for Consideration that includes Exchangeable Shares under the Arrangement by Eligible Holders who make and file a valid tax election under subsection 85(1) or (2) of the Tax Act as described, and on the terms set forth, in the Plan of Arrangement from being treated as a tax-deferred transaction for purposes of the Tax Act if such holders are otherwise eligible for such treatment.

5.10	Insurance and Indemnification

(1)           Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Parent shall, or shall cause the Company and its subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the Company shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its subsidiaries.

(2)           The Company shall, following the Effective Date, honour all rights to indemnification or exculpation now existing in favour of its and its subsidiaries respective present and former employees, officers and directors to the full extent permitted by Law to the extent that they are disclosed in the Company Disclosure Letter, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

33

(3)           If the Company or any of its subsidiaries or any of their respective successors or assigns: (i) consolidates with or merges into any other person and is not a continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any person, the Parent shall take commercially reasonable efforts to ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its subsidiaries) assumes all of the obligations set forth in this Section 5.10.

(4)           The Company shall act as agent and trustee of the benefits of the foregoing for the current and former directors and officers of the Company for the purpose of Section 5.10(2). This Section 5.10 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against the Parent or Company, as applicable, by the persons described in Section 5.10(2).

5.11	Delisting

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Shares to be de-listed from the Exchange with effect promptly following the acquisition by Purchaser of the Shares pursuant to the Arrangement.

Article VI
CONDITIONS

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement and the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved by the Securityholders at the Company Meeting in accordance with the Interim Order and BCBCA;

(b)	receipt of all Key Regulatory Approvals;

(c)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and the Purchaser, each acting reasonably, on appeal or otherwise;

(d)	no applicable Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement;

(e)	the Arrangement Issued Securities to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;

(f)	no Proceeding shall be pending or overtly threatened by any Governmental Entity seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Arrangement or the other transactions contemplated by this Agreement;

(g)	this Agreement shall not have been terminated in accordance with its terms;

(h)	the Note Conversion shall have been completed in accordance with the terms of the Plan of Arrangement; and

34

(i)	the Parent Shares to be issued pursuant to the Arrangement or upon the exchange of Exchangeable Shares shall, subject to customary conditions, have been approved for listing on the NASDAQ.

6.2	Additional Conditions Precedent to the Obligations of the Parent and the Purchaser

The obligations of the Parent and the Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Parent and the Purchaser and may be waived by the Parent and the Purchaser):

(a)	all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Parent and the Purchaser shall have received a certificate of the Company addressed to the Parent and the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the Fundamental Representations and Warranties of the Company were true and correct as of the date of this Agreement and are true and correct as of the Effective Time other than for de minimis inaccuracies, or, in the case of Fundamental Representations and Warranties of the Company that are subject to any “materiality", Material Adverse Effect or similar qualification, in all respects, and all other representations and warranties of the Company set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (disregarding any “materiality", Material Adverse Effect" or similar qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in such a Material Adverse Effect), in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same (as well as the satisfaction of the conditions in 6.2(a) and 6.2(d)) to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date;

(c)	all Regulatory Approvals and all Key Consents shall have been obtained or received on terms that are acceptable to the Purchaser, acting reasonably;

(d)	since the date hereof, there shall not have been or occurred a Material Adverse Effect in respect of the Company;

(e)	(i) the aggregate number of Shares held, directly or indirectly, by those holders of such Shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted Proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of Shares outstanding immediately prior to the Effective Time; and (ii) the aggregate number of Notes held, directly or indirectly, by those holders of such Notes who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted Proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of Notes outstanding immediately prior to the Effective Time;

35

(f)	the Plan of Arrangement shall not have been amended, modified or supplemented: (i) by the Company without the Purchaser’s written consent; or (ii) by approval or direction of the Court without the written consent of the Purchaser, acting reasonably;

(g)	the pre-acquisition reorganization pursuant to subsection (a) of the definition of Pre-Acquisition Reorganization shall have been completed on terms satisfactory to the Parent, acting reasonably; and

(h)	no Governmental Entity in Canada shall have determined, or taken any action or position that is reasonably likely to lead to a determination, that Wow Canada is not, or, if the Arrangement is consummated, would not be, “Canadian controlled” within the meaning of the Investment Canada Act.

6.3	Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)	all covenants of the Parent and the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Parent and the Purchaser in all material respects, and the Company shall have received a certificate of the Parent and the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Parent and the Purchaser respectively by two of its senior executive officers (on its behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the Fundamental Representations and Warranties of the Parent and Purchaser were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, other than for de minimis inaccuracies, and all other representations and warranties of the Purchaser and Parent were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Parent (disregarding any materiality qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in such a Material Adverse Effect), in the case of the foregoing except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Purchaser has delivered a certificate confirming same (as well as the satisfaction of the conditions in Section 6.3(a) and Section 6.3(c)) to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date;

(c)	since the date hereof, there shall not have been or occurred a Material Adverse Effect in respect of the Parent; and

(d)	the Purchaser shall have deposited, or caused to be deposited, with the Depositary sufficient funds, Parent Shares and Exchangeable Shares (or delivered a duly signed treasury direction to issue such shares) to satisfy the obligations under Section 2.10.

6.4	Frustration of Conditions

Neither the Purchaser nor the Parent, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the transactions contemplated hereby.

36

6.5	Satisfaction of Conditions

The conditions precedent set forth in Section 6.1, Section 6.2 or Section 6.3, shall be conclusively deemed to have been satisfied, waived or released upon Closing.

Article VII
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

(1)           Each Party shall give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(2)           Notification provided under this Section 7.1 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)           The Parent may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(c)(ii) (on its own behalf and on behalf of the Purchaser) and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(d)(i) unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is reasonably capable of being cured, no Party may exercise such termination right until the earlier of (a) the Outside Date; and (b) the date that is 30 business days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

7.2	Non-Solicitation

(1)           Except as expressly provided in this Section 7.2, the Company shall not, directly or indirectly, through any subsidiary, officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its subsidiaries (collectively, “Representatives”) or, otherwise, and shall not permit any person to: (a) solicit, initiate, facilitate or encourage (including by furnishing, disclosing or providing access to any information) any inquiries, proposals or offers regarding, constituting, or which may reasonably be regarded to lead to, an Acquisition Proposal; (b) encourage or participate or engage in any discussions or negotiations with any person (other than the Purchaser and the Parent) regarding any inquiry, proposal or offer that is or may lead to an Acquisition Proposal; (c) make a Change in Recommendation; or (d) accept, approve, endorse, enter into or recommend, or propose publicly to accept, approve, endorse or recommend, or enter into any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five business days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 7.2(1)).

37

(2)           Except as otherwise expressly provided in this Section 7.2, the Company shall, and shall cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by the Company, its subsidiaries or any Representatives with respect to any inquiry, proposal or offer that is or may lead to an Acquisition Proposal, and, in connection therewith, the Company shall discontinue access and not establish or allow access to any data rooms, virtual or otherwise or otherwise furnish information and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding the Company and its subsidiaries previously provided to any such person or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding the Company and its subsidiaries. The Company agrees that it has not in the last 12 months and that neither it, nor any of its subsidiaries, shall terminate, waive, amend or modify, and agrees to actively prosecute and enforce, any proposal of any existing confidentiality agreement relating to any potential Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party, it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as a result of entering into and announcement of this Agreement by the Company, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2(2) and that the Company shall not be prohibited from considering a Superior Proposal from a party whose standstill obligations so terminated automatically upon the entering into and announcement of this Agreement.

(3)           Notwithstanding Section 7.2(1) if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Securityholders at the Company Meeting, the Company receives any written Acquisition Proposal, other than any Acquisition Proposal that resulted from a breach of this Section 7.2, that the Board of Directors determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, if consummated in accordance with its terms, then the Company may following compliance with Section 7.2(4):

(a)	furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise co-operate with or assist, the person making such Acquisition Proposal,

provided that the Company shall not, and shall not allow its Representatives to, disclose any non-public information to such person without having entered into a confidentiality and standstill agreement (a correct and complete copy of which confidentiality and standstill agreement shall be provided to the Purchaser before any such non-public information is provided) with such person that contains provisions that are no less favourable to the Company than those contained in the Confidentiality Agreement, provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with the Company, the termination of the Support and Voting Agreement or which restricts the Company or its subsidiaries from complying with this Section 7.2, and shall promptly provide to the Purchaser any material non-public information concerning the Company or its subsidiaries provided to such other person which was not previously provided to the Purchaser.

(4)           The Company shall promptly (and in any event within 24 hours orally, and 48 hours in writing following receipt) notify the Purchaser in the event it receives after the date hereof a bona fide Acquisition Proposal (or any inquiry, proposal or offer that may reasonably be expected to constitute or lead to an Acquisition Proposal), including the material terms and conditions thereof and the identity of the person making the Acquisition Proposal, inquiry, proposal or offer and shall keep the Purchaser reasonably informed (including by producing all documents, correspondences or other materials relating thereto) as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms or conditions thereof.

38

(5)           Notwithstanding Section 7.2(1), if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Securityholders at the Company Meeting, the Company receives an Acquisition Proposal not resulting from a breach of this Section 7.2 that the Board of Directors concludes in good faith, after consultation with its financial and outside legal advisors, constitutes a Superior Proposal and that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors may, subject to compliance with the procedures set forth in this Section 7.2 make a Change in Recommendation or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	it has provided the Purchaser with a copy of the acquisition document proposed to be entered into in respect of the Superior Proposal, together with any financing documents supplied to the Company in connection therewith, and written confirmation from the Company that the Board of Directors has determined that such proposal constitutes a Superior Proposal (including the value ascribed to any non-cash consideration);

(b)	such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses or confer any rights or options to acquire assets or securities of the Company or any of its subsidiaries to any person in the event that the Company or any of its subsidiaries completes the Arrangement or any other similar transaction with the Purchaser or the Parent; and

(c)	five business days (the “Matching Period”) shall have elapsed from the date that is the later of (i) the date the Purchaser received written notice advising the Parent that the Board of Directors has resolved, subject only to compliance with this Section 7.2, to enter into a definitive agreement with respect to such Superior Proposal and (ii) the date the Purchaser has received all of the materials set forth in Section 7.2(5)(a) (it being understood that the Company shall promptly inform the Purchaser of any amendment to the financial or other material terms of such Superior Proposal during such period).

(6)           Notwithstanding Section 7.2(1), the Board of Directors may, subject to compliance with the procedures set forth in this Section 7.2, make a Change in Recommendation (other than of the type referred to in clause (iii) of the definition thereof) if the Board of Directors determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, if and only if,

(a)	following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Securityholders at the Company Meeting, the Company receives an Acquisition Proposal not resulting from a breach of this Section 7.2 that the Board of Directors concludes in good faith, after consultation with its financial and outside legal advisors, constitutes a Superior Proposal; and

(b)	the Company has provided the Purchaser with written notice that there is a Superior Proposal, together with all documentation comprising the Superior Proposal and confirmation that, subject to the terms of this Agreement, the Board of Directors intends to make a Change in Recommendation (other than of the type referred to in Clause (iii) of the definition thereof).

(7)           During the Matching Period, the Company agrees that the Parent and the Purchaser shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors shall review any offer to amend the terms of this Agreement in good faith in order to determine, in the exercise of its fiduciary duties and in consultation with its financial and outside legal advisors, whether the Parent’s and the Purchaser’s amended offer, upon acceptance by the Company would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal. If the Board of Directors determines that the Acquisition Proposal giving rise to such Matching Period does not continue to be a Superior Proposal compared to this Agreement as it is proposed to be amended by the Parent and the Purchaser, the Parties shall amend this Agreement to give effect to such amendments and the Board of Directors shall promptly reaffirm its recommendation of the Arrangement. If the Board of Directors continues to believe, in good faith, after consultation with its financial and outside legal advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects the Parent’s and the Purchaser’s amended offer, if any, or the Parent and the Purchaser fail to enter into an agreement with the Company reflecting such amended offer, the Board of Directors may, subject to compliance with the procedures set forth in Section 7.2(5), make a Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal.

39

(8)           The Company acknowledges that each successive material modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirements under Section 7.2(5)(b) and shall initiate a new Matching Period (except that references to five business days in the definition of Matching Period will be deemed to be a reference to three business days).

(9)           In the event the Company provides the notice contemplated by Section 7.2(5) or Section 7.2(6) on a date which is less than five business days prior to the Company Meeting, the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting to a date that is not more than seven business days after the date of the notice.

(10)        Nothing contained in this Agreement shall prohibit the Board of Directors from making disclosure to Shareholders to comply with its fiduciary duties in response to a Superior Proposal or as required by applicable Securities Laws in response to an Acquisition Proposal (including by responding to an Acquisition Proposal under a directors’ circular), provided that, for greater certainty, in the event of a Change in Recommendation and a termination by the Parent of this Agreement pursuant to Section 8.1(1)(c)(i) (on its own behalf and on behalf of the Purchaser), the Company shall pay the Termination Fee as prescribed by Section 7.3(1) and Section 7.3(2). In addition, nothing contained in this Agreement shall prevent the Company or the Board of Directors from calling and holding a meeting of the Shareholders, or any of them, requisitioned by the Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

7.3	Termination Fee

(1)           If a Termination Fee Event occurs, the Company shall pay as directed by the Parent in writing (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.3(2). For the purposes of this Agreement, “Termination Fee” means $250,000 and “Termination Fee Event” means the termination of this Agreement pursuant to:

(a)	Section 8.1(1)(c)(i);

(b)	Section 8.1(1)(b)(i) or 8.1(1)(b)(iii) either by the Company or the Purchaser or Section 8.1(1)(c)(ii) by the Purchaser or Section 8.1(1)(d)(i) by the Company if: (i) prior to the termination an Acquisition Proposal shall have been publicly announced, proposed or disclosed by any person other than the Purchaser or the Parent or any affiliate thereof; and (ii) an Acquisition Proposal whether or not the Acquisition Proposal is consummated within 12 months following the termination of this Agreement, or a definitive agreement with respect to an Acquisition Proposal whether or not the Acquisition Proposal is entered into within such 12 month period and such Acquisition Proposal is subsequently consummated (whether or not in the 12 month period), provided that for the purposes of this paragraph (b), all references to “20%” in the definition of Acquisition Proposal shall be changed to “50%”;

(c)	Section 8.1(1)(d)(iii); or

(d)	otherwise pursuant to Section 8.1 if at such time the Parent is entitled to terminate this Agreement pursuant to Section 8.1(1)(c)(i), provided that the Parent is not in breach of this Agreement, the result of which would cause any conditions in sections 6.1 or 6.3 to not be satisfied.

40

(2)           (i) If a Termination Fee Event occurs in the circumstances set out in Section 7.3(1)(b), the Termination Fee shall be paid upon the consummation of the applicable Acquisition Proposal referred to therein, or (ii) If a Termination Fee Event occurs in the circumstances set out in Section 7.3(1)(c), the Termination Fee shall be paid simultaneously with the occurrence of such Termination Fee Event, and (iii) in all other cases, the Termination Fee shall be paid within two business days following the Termination Fee Event.

(3)           In no event shall the Company be required to pay under Section 7.3(1) and/or Section 7.3(2), in the aggregate, an amount in excess of the Termination Fee.

(4)           Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt as directed by the Parent of any Termination Fee pursuant to this Section 7.3 neither the Purchaser nor the Parent shall have any further claim against the Company arising from or in connection with this Agreement or the Arrangement, and the Purchaser and the Parent agree that, if paid by the Company in accordance with the terms hereof, the Termination Fee shall be the sole and exclusive remedy of the Parent and the Purchaser, provided that nothing in this Section 7.3 shall preclude the Purchaser or the Parent from, prior to the termination of this Agreement in accordance with its terms, seeking injunctive relief to restrain any breach or threatened breach by the Company of any of its obligations hereunder or otherwise to obtain specific performance.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

(1)           This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Securityholders and/or the Court):

(a)	by mutual written agreement of the Parties;

(b)	by either the Company or the Parent, on its own behalf and on behalf of the Purchaser, if:

(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.1(1)(b)(i) shall not be available to any such Party whose failure (or, in the case of the Parent, the failure of any of the Purchaser or the Parent) to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	after the date hereof, there shall be enacted or made any applicable Law (or any such applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company, the Parent or the Purchaser from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable;

41

(iii)	the Arrangement Resolution shall have failed to receive the requisite vote of the Securityholders for approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order and the BCBCA; or

(iv)	since the date of this Agreement, there has occurred a Material Adverse Effect in relation to the other Party, which is incapable of being cured on or prior to the Outside Date

(c)	by the Parent on its own behalf and on behalf of the Purchaser, if:

(i)	the Board of Directors shall have not given its unanimous, or withdrawn, withheld, qualified or modified in a manner adverse to the Parent, the Purchaser or the consummation of the Arrangement the Board Recommendation, or failed to reconfirm within five business days after request by the Parent the Board Recommendation (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification); (ii) the Board of Directors shall have approved or recommended any Acquisition Proposal; (iii) the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(3)); or (iv) the Company shall have publicly announced the intention to do any of the foregoing (each of the clauses (i), (ii), (iii) and (iv) above, a “Change in Recommendation”) or the Company breaches Section 7.2 in any material respect; or

(ii)	subject to Section 7.1(3), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are not satisfied or are incapable of being satisfied by the Outside Date; provided that the Purchaser or the Parent is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(d)	by the Company, if:

(i)	subject to Section 7.1(3), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser or the Parent set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or 6.3 not to be satisfied, and such conditions are not satisfied or are incapable of being satisfied by the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied;

(ii)	the Purchaser does not provide or cause to be provided the Depositary with sufficient Consideration to complete the transactions contemplated by the Agreement as required pursuant to Section 2.10; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or 6.2 not to be satisfied; or

(iii)	prior to the approval of the Arrangement Resolution by the registered Securityholders: (A) the Board of Directors makes a Change in Recommendation; or (B) the Company enters into a written agreement giving effect to a Superior Proposal in accordance with Article VII; provided that the Company is not then in breach of Section 7.2 or its obligation to pay the Termination Fee in accordance with Section 7.3.

42

(2)           The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(1)(a)) shall give notice of such termination to the other Parties.

8.2	Effect of Termination

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that: (a) the provisions of this Section 8.2, Section 2.4(6), Section 2.8, the last sentence of Section 5.3, Section 7.3 and Article IX (other than Section 9.3) shall survive any termination hereof pursuant to Section 8.1(1); and (b) neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve any Party for any liability for any wilful and intentional breach of this Agreement subject to the limitations set forth in Section 7.3(4).

8.3	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions precedent herein contained.

8.4	Waiver

No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) or a future waiver of the same provisions, nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Article IX
GENERAL PROVISIONS

9.1	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other Parties given in accordance with these provisions):

(a)	if to the Parent or the Purchaser:

Genius Brands International, Inc.

Genius Brands International

190 N. Canon, 4th Fl.

Beverly Hills CA 90210

Attention:	Michael Jaffa, Chief Operating Officer and General Counsel
E-mail:	mjaffa@gnusbrands.com

43

with a copy (which shall not constitute notice) to:

(1) Norton Rose Fulbright US LLP
555 South Flower Street, Forty-First Floor
Los Angeles, California

90071, United States

Attention:	Mark S. Greenfield
E-mail:	mark.greenfield@nortonrosefulbright.com

(2) Norton Rose Fulbright Canada LLP
Toronto Dominion Centre
222 Bay Street, Suite 3000
Toronto, ON M5K 1E7
Canada

Attention:	Bruce Sheiner
E-mail:	bruce.sheiner@nortonrosefulbright.com

(b)	if to the Company:

Wow Unlimited Media Inc.
200 – 2025 West Broadway

Vancouver, BC V6J 1Z6

Canada

Attention:	Neil Chakravarti
E-mail:	neil@wowunlimited.co

with a copy (which shall not constitute notice) to:

Dentons Canada LLP

77 King Street West, Suite 400

Toronto-Dominion Centre

Toronto, ON M5K 0A1

Canada

Attention:	Jim Russell
E-mail:	jim.russell@dentons.com

9.2	Governing Law; Jurisdiction; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein, and shall be construed and treated in all respects as a British Columbia contract. The Parties agree that any Proceeding seeking to enforce any provisions of, or based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby shall be brought in any court of the Province of British Columbia, and each of the Parties irrevocably consents to the jurisdiction of such courts (and of the appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties expressly acknowledges that the foregoing waiver is intended to be irrevocable under all applicable Laws. Process in any Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 9.1 shall be deemed effective service.

44

9.3	Injunctive Relief and Specific Performance

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.1, the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions and to cause the Arrangement and the other transactions contemplated by this Agreement to be consummated on the terms and subject to the conditions set forth herein. Each Party hereby waives (i) any defences in any action for specific performance, include the defence that a remedy at Law would be adequate and (ii) any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

9.4	Privacy Matters

(a)	The Parties acknowledge that they are responsible for compliance at all times with Privacy Laws which govern the collection, use or disclosure of Personal Data disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(b)	Prior to Closing, none of the Parties shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement. After Closing, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of transactions contemplated in this Agreement, unless: (i) a Party shall have first notified such individual of such additional purpose, and where required by applicable Law, obtained the consent of such individual to such additional purpose; or (ii) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual.

(c)	Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated in this Agreement, and that the Disclosed Personal Information relates solely to the carrying on of the purchased business or the completion of the transactions contemplated in this Agreement.

(d)	Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(e)	Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Prior to Closing, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the transactions contemplated in this Agreement.

45

(f)	Where authorized by applicable Law, each Party shall promptly notify the other Parties of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable Law, the Parties shall fully co-operate with one another, with the persons to whom the Disclosed Personal Information relates, and any government authority charged with enforcement of Privacy Laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

(g)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of any Party, the other Parties shall forthwith cease all use of the Disclosed Personal Information collected by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

9.5	Expenses

Except as expressly otherwise provided in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

9.6	Time of Essence

Time shall be of the essence in this Agreement.

9.7	Entire Agreement, Binding Effect and Assignment

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the Schedules hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of all the Parties.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

46

9.9	No Third Party Beneficiaries

Except as provided in Section 2.4(6), Section 5.3 and Section 5.10(4) which, without limiting their terms, are intended as stipulations for the benefit of the third persons mentioned therein, and except for the rights of the Shareholders to receive the applicable consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Securityholders), this Agreement is not intended to benefit, create or confer any rights, cause of action or remedies in favour of any person other than the Parties to this Agreement, and that no person, other than the Parties to this Agreement, shall be entitled to rely on the provisions in this Agreement in any action, suit, Proceeding, hearing or other forum. The Parent and the Purchaser appoint the Company as the trustee for the applicable directors, officers and employees of the Company with respect to such individuals specified in Section 2.4(6) and Section 5.3 hereof and the Company accepts such appointment. To the fullest extent permitted by applicable Law, each of the Parent, the Purchaser and the Company agrees that the stipulations for the benefit of third persons set out in Section 2.4(6), Section 5.3 and Section 5.10(4) shall not be revoked, and that acceptance by such third persons of such stipulations shall be deemed to have occurred, without prejudice to their right to accept in any other manner, through the fulfilment of their respective duties and functions with the Company or its subsidiaries until the end of the business day following the execution of this Agreement, it being an essential condition of this Agreement that the persons intended to be beneficiaries of such stipulations shall be entitled to all the rights and remedies available to them thereunder and under applicable Law.

9.10	Rules of Construction

The Parties to this Agreement waive the application of any applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

9.11	No Liability

No director or officer of the Purchaser or the Parent or any of their subsidiaries shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or the Parent or any of their subsidiaries. No director or officer of the Company or any of its subsidiaries shall have any personal liability whatsoever to the Purchaser or the Parent under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its subsidiaries.

9.12	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank; signature page follows.]

47

IN WITNESS WHEREOF, the Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Genius brands international, inc.

By:	(signed) “Michael Jaffa”

1326919 B.C. LTD.

By:	(signed) “Michael Jaffa”

WOW UNLIMITED MEDIA INC.

By:	(signed) “Neil Chakravarti”

48

SCHEDULE A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Wow Unlimited Media Inc. (the “Company”), pursuant to the arrangement agreement (as it may be amended, the “Arrangement Agreement”) made as of October 26, 2021 between the Company, Genius Brands International, Inc. and 1326919 B.C. Ltd., all as more particularly described and set forth in the management information circular (the “Circular”) dated [●], 2021 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with its terms) is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in Appendix “[●]” to the Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the securityholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

SCHEDULE B

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

B-1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a)	Corporate Existence and Power. The Company is a corporation, organized, validly existing and in good standing under the Laws of British Columbia and has all corporate power, capacity and authority to own, lease and operate, as applicable, its properties and assets as now owned and to carry on its business as now conducted. The Company is duly registered, qualified or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, whether owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or qualification necessary. The Company has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which do not have or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	Corporate Authorization. The Company has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate power and capacity and have been duly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Arrangement or the transactions contemplated hereby other than in connection with the approval by the Board of Directors of the Company Circular and the approval by the Securityholders in the manner required by the Interim Order and applicable Laws and approval by the Court. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. As of the date hereof, the Board of Directors has: (i) determined that the Consideration to be received by the Shareholders is fair, and that the Arrangement is in the best interests of the Company; and (ii) resolved, subject to Section 7.2(6), to recommend that the Securityholders vote in favour of the Arrangement Resolution, and such determinations and resolutions are effective and unamended as of the date hereof.

(c)	Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and by the Plan of Arrangement require no consent, waiver, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) any required consents or approval from the Registrar of Companies in British Columbia; (iv) compliance with any applicable Securities Laws and the rules and policies of the Exchange; (v) receipt of the Key Regulatory Approvals; and (vi) any actions, filings or notifications the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Arrangement do not and shall not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles or by-laws or other comparable organizational documents of the Company or the constating documents of any of its subsidiaries; (ii) assuming compliance with the matters, or obtaining the approvals, referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or any of their respective properties and assets or any authorization (whether issued by a Governmental Entity or otherwise), contract, license, Permit, approval or consent held by the Company or any of its subsidiaries; (iii) except as set forth in the Company Disclosure Letter, require any notice or consent or other action by any person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its subsidiaries is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any contract or other instrument, including any Material Contract or Permit, binding upon the Company or any of its subsidiaries or affecting any of their respective properties or assets; or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as do not have or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. True and complete copies of the constating documents of the Company and each of its subsidiaries as currently in effect have been made available to the Purchaser and the Company has not taken any action to amend or succeed such documents.

C-1

(e)	Capitalization. The authorized share capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Variable Shares, an unlimited number of Non-Voting Shares and an unlimited number of preferred shares. As of the close of business on October 26, 2021, there were issued and outstanding the number of Shares set out in the Company Disclosure Letter and no other shares were issued and outstanding. The Company Disclosure Letter sets forth, as of date hereof, the number of outstanding Options and Notes, and the exercise price, conversion price or issuance price or grant value, as applicable, and vested percentage, where applicable, of such Options and Notes. Except for outstanding Options, Notes and pursuant to the Stock Option Plan, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, redemption rights, repurchase rights, shareholder rights plans, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, from treasury any securities of the Company or any of its subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for outstanding Options and Notes, there are no outstanding contractual or other rights to which the Company or any of its subsidiaries is a party, the value of which is based on the value of the Shares. All the outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all the Shares issuable upon the exercise of rights under the Options and Notes in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. Except for the Notes and as otherwise set forth in the Company Disclosure Letter, there are no outstanding: (i) contractual or other obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of the Company or any of its subsidiaries; and (ii) bonds, debentures or other evidences of indebtedness of the Company or any of its subsidiaries having the right to vote with the holders of the outstanding Common Shares on any matters.

The Shares and the Notes have not been listed or quoted by the Company on any market other than the Exchange. No order ceasing or suspending trading in securities of the Company or prohibiting the sale of such securities has been issued and outstanding against the Company or its directors or officers.

(f)	Subsidiaries. The Company Disclosure Letter sets forth a complete and accurate list of all subsidiaries owned, directly or indirectly, by the Company, each of which is wholly-owned except as disclosed in the Company Disclosure Letter, including the following information with respect to each such subsidiary: (i) its name; (ii) as of the date hereof, the number, type and principal amount, as applicable, of its outstanding equity securities and a list of registered holders thereof; and (iii) its jurisdiction of organization or governance. Each subsidiary is a corporation, organized, validly existing and in good standing under the Laws of the jurisdiction of incorporation of its incorporation, continuance or creation and has all corporate power, capacity and authority to own, lease and operate its properties and assets as now owned and to carry on its business as now conducted. Each subsidiary is duly registered, qualified or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, whether owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except as disclosed in the Company Disclosure Letter, and those licenses, authorizations, permits, consents and approvals the absence of which do not have or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in the Company Disclosure Letter, the Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the subsidiaries, free and clear of any Liens. All of such shares and other equity interests so owned by the Company are validly issued, fully paid and non-assessable (and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights), and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (preemptive, contingent or otherwise) or outstanding contractual or other obligations of the Company or any of its subsidiaries regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares or other ownership interests of any of the subsidiaries, except as disclosed in the Company Disclosure Letter. Other than as disclosed in the Company Disclosure Letter, there are no contracts, commitments, understandings or restrictions which require any of the subsidiaries of the Company to issue, sell or deliver any shares or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares or other ownership interests. As of the date hereof, except as set forth in the Company Disclosure Letter and except for the equity interests owned by the Company or by any subsidiary of the Company, directly or indirectly, in any subsidiary of the Company, neither the Company nor any subsidiary of the Company owns, beneficially or of record, any equity interest of any kind in any other person.

C-2

(g)	Securities Laws Matters. The Company is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the provinces of British Columbia, Ontario, Alberta and Québec. The Company is in compliance, in all material respects, with applicable Securities Laws and there are no current, pending or, to the knowledge of the Company, threatened Proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Common Shares are listed on, and the Company is in compliance in all material respects with the rules and policies of, the Exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority or the Exchange is pending, in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken.

(h)	Company Filings. Each of the documents comprising the Company’s Current Public Disclosure Record complied as filed in all material respects with application Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing) contain any misrepresentation. The Company has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by the Company in accordance with applicable Securities Laws with the Securities Authorities and/or the Exchange. The Company has timely filed or furnished all of the documents comprising the Company’s Current Public Disclosure Record required to be filed or furnished by the Company with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). The Company has not filed any confidential material change report which at the date of this Agreement remains confidential.

(i)	Financial Statements. The audited consolidated financial statements and the unaudited consolidated interim financial statements of the Company included in the Company’s Current Public Disclosure Record fairly present, in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). Except as set forth in the Company’s financial statements, neither the Company nor any of its subsidiaries has any documents creating any material off-balance sheet arrangements. Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any of its subsidiaries in the Company’s financial statements. The records, systems, controls, data and information of the Company and its subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of the Company and its subsidiaries (including all means of access thereto and therefrom) in all material respects. The Company maintains a system of internal controls over financial reporting that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of the financial statements of the Company and its subsidiaries in accordance with IFRS, (ii) that transactions are executed in accordance with management’s general or specific authorization, (iii) that transactions are recorded as necessary to permit preparation of the Company’s financial statements (on a consolidated basis) in conformity with IFRS and to maintain accountability for their assets, (iv) that access to the Company’s and its subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (v) that the recorded accountability for the Company’s and its subsidiaries’ assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company or its subsidiaries has received written notice or otherwise obtained knowledge of any weaknesses or deficiencies in the accounting or auditing practices, procedures or methods of the Company or its subsidiaries or their respective internal accounting controls.

C-3

(j)	Absence of Certain Changes. Since January 1, 2021 (the “Reference Date”), other than the transactions contemplated in this Agreement, except as set forth in the Company Disclosure Letter, (i) the business of the Company and its subsidiaries has been conducted in the ordinary course of business consistent with past practice; (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect that has not been disclosed in the Company’s Public Disclosure Record; (iii) there has not been any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any shares in the capital of, or equity or other voting interests in, the Company or any of its subsidiaries, except for dividends from a subsidiary to the Company or another wholly-owned subsidiary of the Company; (iv) there has not been any split, combination or reclassification of any shares in the capital of, or equity or other voting interests in, the Company or any of its subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital of, or other equity or voting interests in, the Company or any of its subsidiaries; (v) there has not been any change in financial or tax accounting methods, principles or practices by the Company or any of its subsidiaries, except insofar as may have been required or permitted by IFRS or applicable Laws; (vi) other than as disclosed in the Company’s Public Disclosure Record, there has not been any material write-down by the Company or any of its subsidiaries of any of the material assets of the Company or any of its subsidiaries. Since December 31, 2020, neither the Company nor any of its subsidiaries has taken any other action that would, if taken after the date of this Agreement, be restricted by Section 5.1.

(k)	No Undisclosed Material Liabilities. There are no liabilities, debt, deficiency, expense or other obligation or commitment of the Company or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed in any financial statements of the Company in the Company’s Current Public Disclosure Record; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Reference Date (except for any such liability arising from any actual or alleged breach of contract, breach of warranty, tort, infringement claim or other Proceeding) that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(l)	Compliance with Laws. Except as set forth in the Company Disclosure Letter, the Company and each of its subsidiaries is, and since January 1, 2018 has been and have conducted the business of the Company and its subsidiaries, in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law, except for failures to comply or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(m)	Regulatory Compliance. The Company and each of its subsidiaries have obtained and are in compliance in all material respects with all Permits. There has not occurred within the last two years any violation of, or any default under, or any event giving rise to or potentially giving rise to any right of termination, revocation, adverse modification, non-renewal or cancellation of any Permit and to the knowledge of the Company, no Governmental Entity has provided the Company or any of its subsidiaries with notice of any of the foregoing, except for any such matter as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or any of it subsidiaries has been convicted of any crime or engaged in any conduct which could result in debarment or disqualification by any Governmental Entity and, to the knowledge of the Company, there is no Proceeding pending or threatened that reasonably might be expected to result in criminal liability or debarment or disqualification by any Governmental Entity, except for any debarment or disqualification that is not material to the Company or its subsidiaries. To the knowledge of the Company, the Company and each of its subsidiaries are in compliance with all foreign ownership restrictions applicable to any of them under applicable Laws.

(n)	Litigation. As of the date hereof, except as set forth in the Company Disclosure Letter, there is no material Proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or any of its subsidiaries or any of their respective properties or assets, before any Governmental Entity or other person. Neither the Company nor any of its subsidiaries nor their respective assets or properties, nor directors or officers in their capacities as such, is subject to any outstanding judgment, order, writ, injunction or decree material to the Company and its subsidiaries, taken as a whole.

C-4

(o)	Taxes. All Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, the Company or any of its subsidiaries have been filed when due in accordance with all applicable Laws (taking into account any applicable extensions), and all such Tax Returns are, or shall be at the time of filing be, true and complete, except for such failures to so file, or for failures of such Tax Returns to be true and complete, that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its subsidiaries has paid (or has had paid on its behalf) on a timely basis to the appropriate Governmental Entity all Taxes, including instalments, which are due and payable prior to the date hereof, other than those Taxes being contested in good faith or for which reserves have been established in accordance with IFRS on the consolidated balance sheet of the Company or those Taxes that do not constitute, in the aggregate, a material amount. Except as set forth in the Company Disclosure Letter, the Company and each of its subsidiaries has established (or has had established on its behalf) in accordance with IFRS an adequate accrual for all material Taxes which are not yet due and payable through the end of the last period for which the Company and its subsidiaries ordinarily record items on their respective books and, since the date thereof, neither the Company nor any of its subsidiaries has incurred any liability for Taxes other than in the ordinary course of business. No deficiencies for any material Taxes have been assessed by a Governmental Entity with respect to any Taxes due by the Company or any of its subsidiaries and there is no Proceeding outstanding, pending or, to the knowledge of the Company, threatened with respect to the Company or its subsidiaries in respect of any Taxes. The Company and its subsidiaries have complied with all requirements of applicable Law relating to the withholding and remittance of amounts from payments or amounts owed to any person, except for such failures to comply as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its subsidiaries is party to any material tax sharing agreement or tax indemnification agreement with any person, other than the Company or any of its subsidiaries.

(p)	Employment Matters.

(i)	The Company Disclosure Letter contains a complete and accurate list of Company Employees with an estimated annual aggregate compensation (calculated on the basis of base salary and cash bonus, if any, paid during the year ended December 31, 2020) in excess of $200,000, including their respective location, hire date, position, salary, benefits and current status (full time, part-time, active, non-active), as well as a list of all former Company Employees that had an annual aggregate compensation in excess of $200,000 to whom the Company or any of its subsidiaries has or may have any obligations indicating the nature and value of such obligations.

(ii)	Except as set forth in the Company Disclosure Letter, as of the date of this Agreement, to the knowledge of the Company, no active Company Employee listed in (i) has provided written notice to the Company or any of its subsidiaries that he or she intends to resign, retire or terminate his or her employment with the Company or any of its subsidiaries as a result of the transactions contemplated by this Agreement or otherwise.

(iii)	As of the date hereof, except as set forth in the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to any Proceeding under any applicable Law relating to the Company Employees that could have a material and adverse effect on the Company and its subsidiaries.

(iv)	Except as set forth in the Company Disclosure Letter, no employment agreement with respect to any Company Employee listed in (i) above contains any specific provision in relation to his or her termination, the application of which shall be triggered by the transactions contemplated by this Agreement.

(v)	The Company is in compliance with all applicable Laws respecting employment, employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, labour relations, pay equity and workers’ compensation, except for failures to comply or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(vi)	Neither the Company nor any of its subsidiaries is in arrears in the payment of wages, overtime pay, public holiday pay, salary, commission, bonuses, incentives, vacation pay, expense reimbursement or any other compensation in any form or of any other amounts owing to current or former Company Employees. Except as set forth in the Company Disclosure Letter, to the knowledge of the Company, there are no outstanding decisions or settlements or pending settlements under any applicable employment Laws which place any material obligation upon the Company and its subsidiaries, taken as a whole, to do or refrain from doing any act, or which place a material financial obligation upon the Company and its subsidiaries, taken as a whole.

C-5

(q)	Company Plans.

(i)	The Company Disclosure Letter contains a complete list of all material health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its subsidiaries, Company Employees or former Company Employees, which are maintained by or binding upon the Company or any of its subsidiaries or in respect of which the Company or any of its subsidiaries has any actual or potential liability (but, for greater certainty, excluding any plans maintained by a Governmental Entity pursuant to statute) (collectively, the “Company Plans”).

(ii)	All of the Company Plans are and have been established, registered, qualified, funded and, in all material respects, administered in accordance with all applicable Laws, and in accordance with their terms, the terms of the material documents that support such Company Plans and the terms of agreements between the Company and/or any of its subsidiaries, as the case may be, and their respective Company Employees and former Company Employees who are members of, or beneficiaries under, the Company Plans.

(iii)	All current obligations of the Company or any of its subsidiaries regarding the Company Plans have been satisfied in all material respects. All contributions, premiums or Taxes required to be made or paid by the Company or any of its subsidiaries, as the case may be, under the terms of each Company Plan or by applicable Laws in respect of the Company Plans have been made in a timely fashion in accordance with applicable Laws in all material respects and in accordance with the terms of the applicable Company Plan in all material respects. As of the date hereof, no currently outstanding notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Company or any of its subsidiaries from any applicable Governmental Entity in respect of any Company Plan that is a pension or retirement plan.

(iv)	To the knowledge of the Company, no Company Plan is subject to any pending Proceeding initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such Proceeding or to affect the registration or qualification of any Company Plan required to be registered or qualified.

(v)	The Company and its subsidiaries have no liability or obligations in respect of any plan or arrangement which provides pensions on a defined benefit basis (but, for greater certainty, excluding any plans maintained by a Governmental Entity pursuant to statute).

(vi)	Except as set out in the Company Disclosure Letter, the Arrangement will not result in or require any payment or severance, or the acceleration, vesting or increase in benefits under any Company Plan.

(vii)	Except as set out in the Company Disclosure Letter, the Company has no material liability or obligation to provide post-retirement benefits for former or retired employees of the Company or to any other individual.

(r)	Collective Agreements. Other than as disclosed in the Company Disclosure Letter, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have the Company or any of its subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of the Company, there are no union organizing activities involving Company Employees. None of Company or any of its subsidiaries has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other labour dispute is occurring or has occurred during the past two years. To the knowledge of the Company, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Company or any of its subsidiaries that would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or any of its subsidiaries has engaged in any plant closing or lay-off activities within the past two years that would violate or in any way subject the Company or any of the subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards legislation.

C-6

(s)	Environmental Matters. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)	to the knowledge of the Company, no written notice, claim, order, complaint or penalty has been received by the Company or any of its subsidiaries alleging a violation by or liability of the Company or any of its subsidiaries under any Environmental Law, and, to the Company’s knowledge, there are no Proceedings pending or threatened which allege a violation by the Company or any of its subsidiaries of any Environmental Laws;

(ii)	the Company and its subsidiaries have not failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Laws;

(iii)	to the knowledge of the Company, the Company and its subsidiaries holds all licenses, environmental Permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under applicable Environmental Laws in the jurisdiction in which it conducts its business, neither the Company nor its subsidiaries have received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(iv)	to the knowledge of the Company, there are no changes in the status, terms or conditions of any Environmental Approvals held by the Company or any of its subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Company or any of the its subsidiaries following the Effective Date;

(v)	to the knowledge of the Company, the Company and the its subsidiaries have made available to the Purchaser and Parent all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters and, to the knowledge of Company, none of Company and its subsidiaries are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws;

(vi)	the operations of the Company and each of its subsidiaries has been, and continue to be, in all material respects, in compliance with, and are not in violation of, the terms of Environmental Laws; and

(vii)	neither the Company nor any of its subsidiaries has assumed responsibility for or agreed to indemnify or hold harmless any person for any liability or obligation arising under any Environmental Law that is reasonably likely to form the basis of any claim against the Company or any of its subsidiaries.

(t)	Real Property.

(i)	Neither, the Company nor its subsidiaries, as applicable, owns any real property.

C-7

(ii)	Each lease, sublease, license or occupancy agreement for real or immovable property leased, subleased, licensed or occupied by the Company or its subsidiaries or leased, subleased or licensed to others by the Company or its subsidiaries as of the date hereof (the “Leased Real Property”) is valid, legally binding, enforceable in accordance with its terms and in full force and effect unamended by oral or written agreement, and none of the Company or any of its subsidiaries is in breach of or default under such lease, sublease, license or occupancy agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or any of its subsidiaries or permit termination, modification or acceleration by any third party thereunder and there is no dispute in respect of any such lease, sublease, license or occupancy agreement, except as set forth in the Company Disclosure Letter. The Company Disclosure Letter sets forth the address of each Leased Real Property.

(iii)	No third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any material provision thereof.

(iv)	The current uses of the Leased Real Property comply in all material respects with the provisions of applicable leases, subleases, licenses or occupancy agreements and applicable Law.

(v)	To the knowledge of the Company, no counterparty to any foregoing lease, sublease, license or occupancy agreement is in material default thereunder. There are no material Liens, except for Permitted Liens, affecting the leasehold, subleasehold or occupancy rights of the Company or any of its subsidiaries to any Leased Real Property, except as would not and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(vi)	None of the leases, subleases, licenses or occupancy agreements with respect to the Leased Real Property has been assigned by the Company or any of its subsidiaries in favour of any person.

(u)	Personal Property. With respect to all personal or movable property owned by the Company or its subsidiaries (the “Owned Personal Property”), (i) the Company or one of its subsidiaries, as applicable, has good and valid title to the Owned Personal Property, free and clear of any Liens other than Permitted Liens; (ii) there are no outstanding options or rights of first refusal to purchase the Owned Personal Property, or any portion thereof or interest therein; and (iii) the current use of the Owned Personal Property complies with applicable Law. With respect to the personal or movable property leased or subleased by the Company or its subsidiaries (the “Leased Personal Property”), (A) the lease or sublease agreement for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or any of its subsidiaries or permit termination, modification or acceleration by any third party thereunder, (B) no third party has repudiated or has the right to terminate or repudiate any such lease or sublease agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, and (C) none of the lease or sublease agreements has been assigned by the Company or any of its subsidiaries in favour of any person, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate or assign that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the knowledge of the Company, no counterparty to any foregoing lease or sublease agreement is in material default thereunder. There are no Liens, other than Permitted Liens, on the leasehold or subleasehold of the Company or any of its subsidiaries to any Leased Personal Property.

C-8

(v)	Permits. The Company and each of its subsidiaries have obtained, own or lawfully use and are in compliance with, all Permits required by applicable Laws necessary to conduct their current businesses as they are now being conducted, other than where the absence of such Permits or the failure to own, use or comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There has not occurred any violation of, or any default under, or any event giving rise to or potentially giving rise to any right of termination, revocation, adverse modification, non-renewal or cancellation of any Permit, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Company, no Governmental Entity has provided the Company or any of its subsidiaries with notice of any of the foregoing. All material Permits are renewable by their terms or in the ordinary course of business without the need for the Purchaser to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. Neither the Company nor any of it subsidiaries has been convicted of any crime or engaged in any conduct which could result in debarment or disqualification by any Governmental Entity and, to the knowledge of the Company, there is no Proceeding pending or threatened that reasonably might be expected to result in criminal liability or debarment or disqualification by any Governmental Entity. To the knowledge of the Company, the Company and each of its subsidiaries are in compliance with all foreign ownership restrictions applicable to any of them under applicable Laws.

(w)	Material Contracts. The Company Disclosure Letter sets forth a complete and accurate list of all Material Contracts as of the date hereof. Neither the Company nor any of its subsidiaries is in breach of or default under the terms of any Material Contract in a material respect. As of the date hereof to the knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract in a material respect. Each Material Contract is a valid and binding obligation of the Company or its subsidiary that is a party thereto and is in full force and effect. Neither the Company nor any of its subsidiaries has received any written claim or notice of default under any Material Contract. Neither the Company nor any of its subsidiaries has received, any written notice in writing from any counterparty to such Material Contract that such counterparty intends to terminate such Material Contract. The Company has made available to Parent a true and correct copy of each Material Contract.

(x)	Intellectual Property.

(i)	The Company Disclosure Letter sets forth a list of (1) each application and registration of IP Rights (including for certainty domain names and social media accounts) owned by, or applied for or registered in the name of the Company or any of its subsidiaries (clauses (i) to (iv), collectively, the “Company Registered Intellectual Property” and, together with all other IP Rights owned by or purported to be owned by the Company and its subsidiaries, the “Company Intellectual Property”) and (2) each license, agreement or other permission which any of the Company or its subsidiaries has granted to any third party, or that a third party has granted to the Company or its subsidiaries, with respect to any IP Rights, in each case with respect to which the payment to the Company or its subsidiaries or by the Company or its subsidiaries, as applicable, exceeded $100,000 during the last twelve (12) months or provide for exclusivity in rights granted, other than(1) commercially available “off-the-shelf” software licenses under which Software is licensed to the Company or its subsidiaries, and (2) nonexclusive licenses granted to customers, distributors, and suppliers in the ordinary course of business (collectively, the “Company IP Agreements”). All Company Registered Intellectual Property are valid, subsisting, enforceable and in full force and effect and the Company has paid all maintenance fees and made all filings required to maintain the Company’s ownership thereof. For each item of Company Registered Intellectual Property, the Company Disclosure Letter lists (a) the jurisdiction where the application or registration is located, (b) the application or registration number, (c) the application or registration date, and (d) any renewal or maintenance due dates.

(ii)	The Company or its subsidiaries owns exclusively, free and clear of all Liens, other than Permitted Liens, all Company Intellectual Property. During the past three years, the Company has not received any written notice or claim challenging, as applicable, the ownership, use, validity, effectiveness or enforceability of any Company Intellectual Property.

(iii)	To the extent that any of the Company Intellectual Property was created by an employee of or consultant of the Company or any of its subsidiaries, the Company has obtained valid written assignments of all rights thereto from such persons that the Company does not already own by the operation of Law and a written waiver of such persons’ moral rights.

C-9

(iv)	The Company or one of its subsidiaries owns, licenses or otherwise has a right to use all of the IP Rights necessary for the operation, in all material respects, of the business of the Company and its subsidiaries in substantially the same manner as presently conducted.

(v)	All Company IP Agreements are in full force and effect, and neither the Company nor any of its subsidiaries is in default of its obligations thereunder in any material respect. The Arrangement will not violate or breach any term of any Company IP Agreement, or entitle any other person to any such Company IP Agreement to terminate or modify it, or otherwise adversely affect any of the Company’s or any of its subsidiaries’ rights under it in any material respect. The Company and its subsidiaries have not received any written notice of breach or default of any intention to terminate any Company IP Agreements.

(vi)	The operation of the businesses of the Company and its subsidiaries as currently conducted has not and does not infringe, misappropriate, violate or otherwise conflict with any IP Rights of any other person in any material respect, and to the knowledge of the Company, no person is currently infringing upon, misappropriating, violating or otherwise conflicting with any Company Intellectual Property in a manner that has a material impact on the business of the Company or its subsidiaries. During the past three years, the Company and its subsidiaries has not received any written notice or claim asserting that any such infringement, misappropriation, violation or other conflict has occurred.

(vii)	The Company and its subsidiaries have used commercially reasonable efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Company Intellectual Property and confidential information relating thereto. The Company and its subsidiaries have maintained or caused to be maintained the rights to any of the registered Company Intellectual Property in full force and effect and, without limiting the generality of the foregoing, has renewed or has made application for renewal of any registered Company Intellectual Property owned by the Company or its subsidiaries.

(viii)	No source code for any Software has been delivered, licensed or made available to any escrow agent or other person other than Company Employees during their employment by the Company (who are subject to confidentiality obligations with respect thereto). The Company does not have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Software to any escrow agent or other person. No product of the Company or its subsidiaries contains, is derived from, is distributed with, or is being or was developed using Open Source Code that is licensed under any terms that impose or could impose any material limitation, restriction, or condition on the right or ability of the Company or its subsidiaries to use or distribute any of their respective products. The Company and its subsidiaries are in compliance with the terms and conditions of, and have strictly complied with the obligations set forth in, the Open Source Licenses under which any of them have received any Open Source Software, including all obligations regarding attribution notices, copyright statements, disclaimers, license terms, source code availability, and marking requirements.

(y)	Insurance.

(i)	Each of the Company and its subsidiaries is, and has been continuously since January 1, 2018, insured by reputable and financially responsible third party insurers in respect of the operations and assets of the Company and its subsidiaries with policies issued. The third party insurance policies of the Company and its subsidiaries are in full force and effect in accordance with their terms and the Company and its subsidiaries are not in material default under the terms of any such policy. As of the date hereof, the Company has no knowledge of threatened termination of, or material premium increase with respect to, any of such policies.

(ii)	There is no material claim pending under any insurance policy of the Company or any subsidiary that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All Proceedings covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

C-10

(z)	Opinion of Financial Advisors. As of the date hereof:

(i)	Cormark Securities Inc., financial advisor to the Board of Directors, has delivered to the Board of Directors to the effect that as of the date hereof, subject to the assumptions and limitations set out therein, the Consideration to be received under the Arrangement is fair, from a financial point of view, to the Shareholders (the "Fairness Opinion");

(ii)	the Company has been authorized by Cormark Securities Inc. to permit inclusion of the Fairness Opinion and references thereto and summaries thereof in the Company Circular; and

(iii)	the Board of Directors has unanimously (with directors abstaining or recusing themselves as required by Law or the Company's constating documents): (i) determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders, (ii) resolved to recommend to the Shareholders that they vote in favour of the Arrangement Resolution; and (iii) approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(aa)	Books and Records. The books and records of the Company and its subsidiaries have been maintained in all material respects in accordance with all applicable legal accounting requirements and fairly reflect in all material respects the financial position of the Company and its subsidiaries and all material financial transactions relating to the businesses carried on by the Company and its subsidiaries have been accurately recorded in all material respects in such books and records.

(bb)	Finders’ Fees. Except as disclosed in the Company Disclosure Letter, there is no investment banker, broker, financial advisor, finder or other person that is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its subsidiaries. The fees payable to any such investment banker, broker, financial advisor, finder or other person in connection with this Agreement and the Arrangement are as set forth in the Company Disclosure Letter.

(cc)	Shareholder Rights Plan. The Company does not have in place, and the Shareholders have not adopted or approved, any shareholders rights plan or a similar plan giving rights to acquire additional Shares upon execution or performance of the obligations under this Agreement.

(dd)	Related Party Transactions. With the exception of this Agreement and any contracts related to Options and employment and indemnity agreements included in the Company Data Room, there are no contracts or other transactions currently in place between the Company or any of its subsidiaries, on the one hand, and: (i) any officer or director of the Company or any of its subsidiaries; and (ii) any affiliate or associate of any such, officer or director. Except as disclosed in the Company Disclosure Letter, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, is, or will be, entitled to receive a "collateral benefit" (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(ee)	Corrupt Practices Legislation. There have been no actions taken by or, to the knowledge of the Company, on behalf of the Company or its subsidiaries that would cause the Company to be in violation of the Foreign Corrupt Practices Act of the United States or the Corruption of Foreign Public Officials Act (Canada) or any applicable Laws of similar effect in British Columbia or any other jurisdiction, and to the knowledge of the Company no such action has been taken by any of its agents, representatives or other persons acting on behalf of the Company or any of its subsidiaries or affiliates.

C-11

(ff)	Information Technology and Data Privacy.

(i)	The computer systems, Software, hardware, platforms, networks, and related systems and other information technology systems that are owned, leased, used or licensed by the Company or its subsidiaries (collectively, the “Computer Systems”) are sufficient for the needs of the business of the Company and its subsidiaries as presently conducted. The Company and its subsidiaries own or have valid, enforceable, and sufficient rights to use all Computer Systems. All Computer Systems operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company or its subsidiaries in order to operate the business as currently conducted. In the past three years, the Computer Systems have not failed to any material extent and there have been no (i) critical defects, including without limitation any critical error or critical omission in the processing of any transactions to the knowledge of the Company; or (ii) any disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Computer Systems or data or other software of users to the knowledge of the Company (“Disabling Code”). In the past three years, the Company and its subsidiaries have taken commercially reasonable steps and have implemented commercially reasonable physical organizational and technological security procedures, measures, processes and safeguards intended to ensure that the Computer Systems are free from Disabling Code and to secure the Computer Systems from unauthorized use, copying, disclosure, modification, theft, destruction, corruption, loss of integrity, commingling, unauthorized access, acquisition, and threat of the Computer Systems. The Company and its subsidiaries have in place, with the third-parties which provide services to the business, written agreements that ensure that such third parties adhere to and are in compliance with the standards and requirements of the Company and its subsidiaries, including but not limited to all applicable Laws.

(ii)	In the past three years, the Company and its subsidiaries have complied in all material respects with all applicable Data Security Requirements applicable to the Company in each of the relevant jurisdictions, in each case, in all material respects. Neither (i) the execution, delivery or performance of this Agreement or any of the other agreements, instruments or documents contemplated hereby nor (ii) the consummation of any of the transactions contemplated hereby or thereby, will result in any violation of any Data Security Requirement.

(iii)	In the past three years, there have not been any Data Security Incidents or to the knowledge of the Company other unauthorized access, or acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of (i) any of the Computer Systems, or (ii) any trade secrets or Personal Data of, or in the control or possession of, the Company or its subsidiaries.

(iv)	Neither the Company nor any of its subsidiaries is (and none of them has been for the past three years) in material breach of any Data Security Incident reporting or notification requirements, whether pursuant to any applicable Data Security Requirements or any other applicable Privacy Law.

(v)	In the past three years, neither the Company nor any of its subsidiaries has been subject to any written claim, written notice or complaint, or any investigation or inquiry, by any data protection or supervisory authority, Governmental Entity, client or customer or any other third party regarding any material non-compliance or alleging or referencing material non-compliance with any applicable Data Security Requirements or Privacy Laws. The Company and each of its subsidiaries has conducted their business in compliance in all material respects with any applicable Data Security Requirements or Privacy Laws. The Company and its subsidiaries are not acting and have not acted in a manner that would reasonably be expected to trigger a notification or reporting requirement under any agreement or any Privacy Laws, including but not limited to in relation to the collection, use, disclosure or security of Personal Data collected by them. The Company and its subsidiaries are not aware of any incident in respect of any Personal Data collected by them.

(vi)	The Company’s and each of its subsidiaries’ processing of any Personal Data is and has been in material compliance with all applicable privacy policies, terms of use, applicable Privacy Laws, and contracts applicable to the Company or its subsidiaries. The Company and its subsidiaries maintain policies and procedures regarding data security, privacy and the use of Personal Data, and maintain appropriate organizational, administrative, technical, and physical safeguards reasonably designed to protect the security, confidentiality, integrity and availability of all Personal Data processed thereby and in material compliance with all applicable Privacy Laws and Data Security Requirements and contracts applicable to the Company and its subsidiaries.

C-12

(vii)	The Company and its subsidiaries have implemented and maintained commercially reasonable measures to protect and maintain the confidential nature of all Personal Data collected by them and have commercially reasonable technological and procedural measures in place to protect Personal Data collected by, or in the possession of, the Company or its subsidiaries against loss, theft, and unauthorized access or disclosure.

(viii)	The Company and each of its subsidiaries maintain reasonable data backup procedures, data recovery procedures and tools and disaster recovery plans to safeguard against loss or corruption of Personal Data in the event of a failure of the Computer Systems.

(ix)	The Company and its subsidiaries have not disclosed, made available or provided Personal Data collected by them to third parties for any purpose, except in material compliance with Privacy Laws.

(x)	To the knowledge of the Company and its subsidiaries, there has been no actual or suspected, unauthorized use, access or disclosure of any Personal Data collected by them that would result in any threatened or actual regulatory investigation, litigation or complaints from any data subject.

(xi)	To the extent the Company and each of its subsidiaries sends commercial electronic messages subject to anti-spam Laws, the Company and each of its subsidiaries: (i) has an express or implied consent that complies with the consent requirements under applicable anti-spam Laws, an exception to consent, or is otherwise permitted under applicable anti-spam Laws, to send commercial electronic messages to each electronic address in its marketing and advertising database, including customers, prior customers, prospective customers and other third party contacts; and (ii) has in place commercially reasonable processes and practices to: (A) send commercial electronic messages for each electronic address added to its marketing and advertising database in compliance with applicable anti-spam Laws, including customers, prior customers, prospective customers and other third party contacts; (B) ensure that commercial electronic messages are sent only to the electronic addresses referenced in parts (i) and (ii)(A) of this paragraph; and (C) ensure compliance with the additional requirements of applicable anti-spam Laws for each commercial electronic message sent or caused or permitted to be sent by the Company or its subsidiaries, including:

(i)	complying with the form and content requirements of anti-spam Laws for the sending of commercial electronic messages, including sender identification and sender contact information, and providing a compliant unsubscribe mechanism which remains operational for sixty days following the sending of the commercial electronic message;

(ii)	promptly, and in any event within ten business days, processing, recording and giving effect to requests from recipients of commercial electronic messages who inform the Company or its subsidiaries that they wish to unsubscribe from receiving commercial electronic messages, or any specified class of such electronic messages, from the Company or its subsidiaries;

(iii)	retaining a record of the processes in which electronic addresses were added to its marketing and advertising database; and

(iv)	retain sufficient records to allow the Company or its subsidiaries to demonstrate compliance with anti-spam Laws.

C-13

(gg)	COVID-19 and COVID-19 Measures.

(i)	All applications by the Company or any of its subsidiaries for Pandemic-Relief Debt complied in all material respects with the requirements for such applications.

(ii)	Since the Reference Date, neither the Company nor any of its subsidiaries has requested any relief, exclusion, deferral, forgiveness or other accommodation, financial or otherwise, from any supplier, licensor, lessor or other person with whom the Company or any of its subsidiaries has a business relationship for any matter related to or resulting from COVID-19.

(iii)	None of the Company or any of its subsidiaries has failed to comply with any applicable COVID-19 Measures in any material respects.

(iv)	Since the Reference Date, the none of the Company or any of its subsidiaries has changed the terms of employment (including, by effecting reductions in hours, salaries or wages, changes in exempt/non-exempt status, or conversion to furlough/layoff status) for any employee as a result of or in connection with COVID-19, and the employees of the Company or any of its subsidiaries currently provide services of a substance and in a manner consistent with their services provided prior to the onset of the COVID-19 pandemic, and otherwise in the ordinary course of business.

(hh)	Material Customers. The Company Disclosure Letter sets forth a consolidated list for the Company and its subsidiaries of the top ten (10) customers of the Company and its subsidiaries, on a consolidated basis, by dollar volume of sales for each of fiscal year 2020 and the six-month period ended June 30, 2021 (each, a “Material Customer”) and sets forth the dollar amount of sales for each such period. Since the Reference Date, neither the Company nor any subsidiary has received written notice from any Material Customer and, to the knowledge of the Company, no facts or circumstances exist to the effect that any such Material Customer has stopped or may stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to the purchase of products or services from the Company or its subsidiaries in any material respects. There are no material disputes between the Company or its subsidiaries and any Material Customer.

(ii)	Non-Arms Length Transactions. Except as set forth in the Company Disclosure Letter or the Company’s Public Disclosure Record, neither the Company nor any of its subsidiaries is indebted to any director, officer or employee of the Company or any of its subsidiaries or any of their respective affiliates or associates (except for amounts due as salaries, bonuses, other remuneration and reimbursement of expenses in the ordinary course), and no director, officer or employee of the Company or any of its subsidiaries or any of their respective affiliates or associates is a party to any contract, loan, advance, guarantee or other transaction with the Company or its subsidiaries required to be disclosed pursuant to applicable Securities Laws.

C-14

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER

(a)	Organization and Qualification. Each of the Parent and the Purchaser is a corporation organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, continuance or creation and has all corporate power, capacity and authority to own its assets as now owned and to carry on its business as it is now being conducted. Each of the Parent and the Purchaser is duly registered, qualified or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, whether owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or qualification necessary. Each of the Parent and the Purchaser has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except where the failure to be so registered or in good standing, and except for those licenses, authorizations, permits, consents and approvals the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or prevent or materially delay the Arrangement. All of the issued and outstanding securities or other ownership interests of the Purchaser are validly issued, fully paid and non-assessable. The Purchaser is a wholly-owned subsidiary of the Parent.

(b)	Corporate Authorization. The Parent and the Purchaser have all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Parent and the Purchaser as contemplated by this Agreement, and to perform their respective obligations hereunder and under such agreements and instruments. The execution, delivery and performance by each of the Parent and the Purchaser of this Agreement and the consummation by each of the Parent and the Purchaser of the transactions contemplated hereby are within each of the Parent’s and the Purchaser’s corporate power and capacity and have been duly authorized by each of their respective boards of directors, as applicable, and no other corporate Proceedings on the part of either of the Parent or the Purchaser are necessary to authorize this Agreement, the Arrangement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Parent and the Purchaser and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding agreement of each of the Parent and the Purchaser, enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Governmental Authorization. The execution, delivery and performance by each of the Parent and the Purchaser of this Agreement and the consummation by the Parent and Purchaser of the transactions contemplated hereby and by the Plan of Arrangement require no consent, waiver, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) any required consents or approval from the Registrar of Companies in British Columbia; (iv) compliance with any applicable Securities Laws and the rules and policies of the NASDAQ; (v) receipt of the Key Regulatory Approvals; and (vi) any actions, filings or notifications the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Non-Contravention. The execution, delivery and performance by each of the Parent and the Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Arrangement do not and shall not: (i) contravene, conflict with, or result in any violation or breach of the articles or by-laws or other comparable organizational documents of the Parent or the Purchaser; (ii) assuming compliance with the matters, or obtaining the approvals, referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, regulation, order, judgment or decree applicable to the Parent or the Purchaser or any of their subsidiaries or any of their respective properties and assets or any authorization (whether issued by a Governmental Entity or otherwise), contract, license, approval or consent held by the Purchaser or the Parent; (iii) require any consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser or the Parent is entitled under any provision of any material contract to which the Purchaser or the Parent is a party or by which it or any of its properties or assets may be bound; or (iv) result in the creation or imposition of any Lien on any material asset of the Purchaser or the Parent, with such exceptions, in the case of (ii) through (iv), as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. True and complete copies of the constating documents of the Parent and the Purchaser as currently in effect have been made available to the Company and the Parent and the Purchaser have not taken any action to amend or succeed such documents (other than the creation of the Exchangeable Shares or otherwise in accordance with this Agreement).

D-1

(e)	Capitalization. The authorized share capital of the Parent consists of 400,000,000 shares of $0.001 par value common stock and 10,000 shares of $0.001 shares preferred stock. As of the close of business on October 26, 2021, there were issued and outstanding 300,967,436 shares of common stock and no other shares were issued and outstanding, and 72,239,176 shares of common stock issuable upon exercise of outstanding options, warrants and rights issued under the Parent’s incentive compensation plans. Except for outstanding rights to acquire Parent Shares of common stock pursuant to its incentive compensation plans or outstanding warrants, on the date hereof there are no pre-emptive rights, repurchase rights, shareholder rights plans, agreements, arrangements, calls, commitments or rights of any kind that obligate the Parent or any of its subsidiaries to issue or sell any shares of capital stock or other securities of the Parent or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, from treasury any securities of the Parent or any of its subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for outstanding rights to acquire Parent shares of common stock pursuant to outstanding warrants, or rights granted pursuant to Parent’s incentive compensation plans, on the date hereof there are no outstanding contractual or other rights to which the Parent or any of its subsidiaries is a party, the value of which is based on the value of the Parent shares of common stock. All the outstanding shares of common stock of the Parent have been duly authorized and validly issued, are fully paid and non-assessable, and all the shares of common stock issuable upon the exercise of rights under the Parent’s incentive compensation plans in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. There are no outstanding: (i) contractual or other obligations of the Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of the Parent or any of its subsidiaries; and (ii) bonds, debentures or other evidences of indebtedness of the Parent or any of its subsidiaries having the right to vote with the holders of the outstanding shares of common stock on any matters.

(f)	U.S. Securities Law Matters.

(i)	Parent is subject to the reporting requirements of the Exchange Act, and since January 1, 2019, has timely filed all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) with the SEC (the “Parent SEC Documents”) that it was required to file or furnish (as applicable) with any Governmental Entity, including any filing required to be filed or furnished (as applicable) pursuant to Entity laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entity, have paid all fees and assessments due and payable in connection therewith and all such filings have complied in all material respects with the rules and regulations of such Governmental Entity as in effect at the time of filing. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the U.S. Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents.

(ii)	As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Document filed prior to the date of this Agreement did not, and each Parent SEC Document filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iii)	Parent is, and since January 1, 2019 has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(iv)	Since January 1, 2019, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are true and complete.

(v)	The Parent Shares are listed and posted for trading on the NASDAQ, and are not listed or quoted on any market other than the NASDAQ, and the Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ other than any noncompliance that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(vi)	Parent is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

D-2

(g)	Financial Statements. The audited consolidated financial statements and the unaudited consolidated interim financial statements of the Parent included in the Parent’s filings on EDGAR fairly present, in all material respects, in conformity with U.S. GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Parent and its consolidated subsidiaries as of the dates thereof and their consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). Except as set forth in the Parent’s financial statements, neither the Parent nor any of its subsidiaries has any documents creating any material off-balance sheet arrangements. Neither the Parent nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among the Parent or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Parent or any of its subsidiaries in the Parent’s financial statements. The records, systems, controls, data and information of the Parent and its subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of the Parent and its subsidiaries (including all means of access thereto and therefrom) in all material respects. Except as set forth in the Parent SEC Documents, the Parent maintains a system of internal controls over financial reporting that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of the financial statements of the Parent and its subsidiaries in accordance with U.S. GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorization, (iii) that transactions are recorded as necessary to permit preparation of the Parent’s financial statements in conformity with U.S. GAAP and to maintain accountability for their assets, (iv) that access to the Parent’s assets is permitted only in accordance with management’s general or specific authorization and (v) that the recorded accountability for the Parent’s and its subsidiaries’ assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth in the Parent SEC Documents, none of the Parent or its subsidiaries has received written notice or otherwise obtained knowledge of any material weaknesses or deficiencies in the accounting or auditing practices, procedures or methods of the Parent or its subsidiaries or their respective internal accounting controls.

(h)	Absence of Certain Changes. Since January 1, 2021 (the “Reference Date”), other than the transactions contemplated in this Agreement, except as set forth in the Parent’s EDGAR filings, (i) the business of the Parent and its subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects; (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect that has not been disclosed in the Parent’s EDGAR filings; (iii) there has not been any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any shares in the capital of, or equity or other voting interests in, the Parent or any of its subsidiaries, except for dividends from a subsidiary to the Parent or another wholly-owned subsidiary of the Parent; (iv) there has not been any split, combination or reclassification of any shares in the capital of, or equity or other voting interests in, the Parent or any of its subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital of, or other equity or voting interests in, the Parent or any of its subsidiaries; (v) there has not been any material change in financial or tax accounting methods, principles or practices by the Parent or any of its subsidiaries, except insofar as may have been required or permitted by U.S. GAAP or applicable Laws; and (vi) there has not been any material write down by the Parent or any of its subsidiaries of any of the material assets of the Parent or any of its subsidiaries outside of the ordinary course of business.

(i)	No Undisclosed Material Liabilities. There are no liabilities, debt, deficiency, expense or other obligation or commitment of the Parent or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed in any financial statements of the Parent included in the Parent’s EDGAR filings; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Reference Date that would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

D-3

(j)	Compliance with Laws. Except as set forth in the Parent’s EDGAR filings, the Parent and each of its subsidiaries is, and since January 1, 2020 has been and have conducted the business of the Parent and its subsidiaries, in compliance with, and to the knowledge of the Parent is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law, except for failures to comply or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(k)	Regulatory Compliance. The Parent and each of its subsidiaries have obtained and are in compliance with all Permits required to be obtained by them, other than where the absence of such Permits or the failure to own, use or comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There has not occurred within the last two years any violation of, or any default under, or any event giving rise to or potentially giving rise to any right of termination, revocation, adverse modification, non-renewal or cancellation of any Permit and to the knowledge of the Parent, no Governmental Entity has provided the Parent or any of its subsidiaries with notice of any of the foregoing, except with respect to each of the foregoing clause, for any such matter as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Parent or any of its subsidiaries has been convicted of any crime or engaged in any conduct which could result in debarment or disqualification by any Governmental Entity and, to the knowledge of the Parent, there is no Proceeding pending or threatened that reasonably might be expected to result in criminal liability or debarment or disqualification by any Governmental Entity, except for any debarment or disqualification that is not material to Parent or its subsidiaries. To the knowledge of the Parent, the Parent and each of its subsidiaries are in compliance in all material respects with all foreign ownership restrictions applicable to any of them under applicable Laws.

(l)	Litigation. As of the date hereof, there is no material Proceeding pending against, or to the knowledge of the Parent, threatened against or affecting the Parent or the Purchaser or any of its respective properties that, individually or in the aggregate, if determined adversely to the Parent or the Purchaser, has or could reasonably be expected to result in a Material Adverse Effect.

(m)	Taxes. All Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, the Parent or any of its subsidiaries have been filed when due in accordance with all applicable Laws (taking into account any applicable extensions), and all such Tax Returns are, or shall be at the time of filing be, true and complete, except for such failures to so file, or for failures of such Tax Returns to be true and complete that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Parent and each of its subsidiaries has paid (or has had paid on its behalf) on a timely basis to the appropriate Governmental Entity all Taxes, including instalments that are due and payable prior to the date hereof, other than those Taxes being contested in good faith or for which reserves have been established in accordance with U.S. GAAP on the consolidated balance sheet of the Parent or those Taxes that do not constitute, in the aggregate, a material amount. The Parent and each of its subsidiaries has established (or has had established on its behalf) in accordance with U.S. GAAP an adequate accrual for all material Taxes which are not yet due and payable through the end of the last period for which the Parent and its subsidiaries ordinarily record items on their respective books and, since the date thereof, neither the Parent nor any of its subsidiaries has incurred any liability for Taxes other than in the ordinary course of business that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect . No material deficiencies for any Taxes have, in the past three years, been assessed by a Governmental Entity with respect to any Taxes due by the Parent or any of its subsidiaries and there is no Proceeding outstanding, pending or, to the knowledge of the Parent, threatened with respect to the Parent or its subsidiaries in respect of any material Taxes. The Parent and its subsidiaries have complied with all requirements of applicable Law relating to the withholding and remittance of amounts from payments or amounts owed to any person, except for such failures to comply as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Parent nor any of its subsidiaries is party to any material tax sharing agreement or tax indemnification agreement with any person, other than the Parent or any of its subsidiaries.

(n)	Cash Consideration. Parent has, and Purchaser will have at the Effective Date, sufficient funds available to satisfy the payment of the cash portion of the Consideration payable in accordance with the terms of the Plan of Arrangement.

D-4

(o)	Issuance of Parent Shares and Exchangeable Shares. The Parent Shares to be issued at the Effective Time will be duly and validly issued by Parent and fully paid and non-assessable. Prior to the Effective Time, Parent will reserve for issuance the Parent Shares to be issued upon conversion of the Exchangeable Shares and any Replacement Options.

(p)	Purchaser.

(i)	At the Effective Time, except as contemplated by the Arrangement, the Parent or one or more wholly-owned subsidiaries of the Parent will own all of the outstanding shares of the Purchaser other than the Exchangeable Shares to be issued to Shareholders in the Arrangement or in connection with the Arrangement, and Purchaser will be a “taxable Canadian corporation” within the meaning of the Tax Act.

(ii)	The Exchangeable Shares to be issued in connection with the Arrangement will be duly and validly issued by Purchaser and fully paid and non-assessable. The term sheet (the “Term Sheet”) summarizing the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares is set forth in Schedule F hereto.

(q)	Freely Tradeable Shares. The Parent Shares and the Exchangeable Shares (including the Parent Shares to be issued upon the exchange of the Exchangeable Shares) to be issued pursuant to the Arrangement shall be registered or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification for distribution, under Securities Laws, U.S. federal securities Laws and the state securities of each U.S. state where holders entitled to receive such shares are located. Such securities, other than any such securities issued to affiliates of the Parent within the meaning of Rule 144, or person who have been affiliates of the Parent within the meaning of Rule 144 within 90 days of issuance, shall not be “restricted securities” within the meaning of Rule 144, and shall not be subject to any “hold period” resale restrictions under National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators.

(r)	Intellectual Property.

(i)	Except where it would not reasonably be expected to result in a Material Adverse Effect: (A) the Parent or one of its subsidiaries owns, licenses or otherwise has a right to use all of the IP Rights necessary for the operation of the business of the Parent and its subsidiaries in substantially the same manner as presently conducted; and (B) all IP Rights owned by the Parent are valid, subsisting, enforceable and in full force and effect, and the Parent has paid all maintenance fees and made all filings required to maintain the Parent’s ownership thereof.

(ii)	During the past three years, the Company has not received any written notice or claim challenging, as applicable, the ownership, use, validity, effectiveness or enforceability of any material Company Intellectual Property.

(iii)	To the knowledge of Parent, (i) the operation of the businesses of the Parent and its subsidiaries as currently conducted has not and does not infringe, misappropriate, violate or otherwise conflict with any IP Rights of any other person in any material respect, and (ii) no person is currently infringing upon, misappropriating, violating or otherwise conflicting with any of the Parent’s owned IP Rights in a manner that has a material impact on the business of the Parent or its subsidiaries. During the past three years, the Parent and its subsidiaries have not received any written notice or claim asserting that any such infringement, misappropriation, violation or other conflict has occurred.

(s)	Finders’ Fees. There is no investment banker, broker, financial advisor, finder or other person that is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission of a material amount in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent or the Purchaser.

D-5

SCHEDULE E

SUPPORT AND VOTING AGREEMENT

See attached.

E-1

SCHEDULE F

TERM SHEET FOR EXCHANGEABLE SHARES

See attached.

F-1